

FREEPORT-McMoRan COPPER & GOLD INC.
2001 Annual Report

FREEPORT-McMoRan COPPER & GOLD INC.

Freeport-McMoRan Copper & Gold Inc. (FCX) is the world's lowest-cost copper producer and one of the world's largest producers of copper and gold. FCX's operations are conducted through its subsidiaries, PT Freeport Indonesia, PT Irja Eastern Minerals and Atlantic Copper, S.A. PT Freeport Indonesia's operations in Papua (formerly known as Irian Jaya), Indonesia, involve mineral exploration and development, mining and milling of ore containing copper, gold and silver, and the worldwide marketing of concentrates containing those metals. PT Freeport Indonesia is also a 25 percent owner of PT Smelting, which operates a copper smelter and refinery in Gresik, Indonesia. PT Irja Eastern Minerals conducts mineral exploration activities on land adjacent to that held by PT Freeport Indonesia. FCX also conducts mineral exploration activities in Papua pursuant to a joint venture through PT Nabire Bakti Mining. All of these companies operate through Contracts of Work with the Government of Indonesia which, at the end of 2001, covered approximately 2.3 million acres. Atlantic Copper operates a copper smelter and refinery in Huelva, Spain.

Our Class A common stock trades under the symbol "FCX.A" on the New York Stock Exchange (NYSE) and our Class B common stock trades on the NYSE under the symbol "FCX." In February 2002, the FCX Board of Directors recommended to the stockholders a proposal to reclassify Class A and B into a single class on a one share-for-one share basis. The proposal will be considered at the May 2, 2002, annual meeting of stockholders.

SUMMARY FINANCIAL HIGHLIGHTS

Years Ended December 31,	**2001**	2000	1999	1998	1997
(Financial Data in Thousands, Except Per Share Amounts)					
Revenues	**$1,838,866**	$1,868,610	$1,887,328	$1,757,132	$2,000,904
Operating income	**542,926**	429,293	578,316	579,585	659,262
Net income applicable to common stock	**76,496**	39,500	100,787	118,317	208,541
Diluted net income per common share	**.53**	.26	.61	.67	1.06
At December 31:					
Total assets	**4,211,929**	3,950,741	4,082,916	4,192,634	4,152,209
Long-term debt, including current portion and short-term borrowings	**2,338,600**	2,190,025	2,148,259	2,456,793	2,388,982
Stockholders' equity	**104,444**	37,931	196,880	103,416	278,892

TABLE OF CONTENTS

On the Cover:

FCX discovered and operates the world's largest copper and gold mine in Papua, Indonesia, with aggregate proven and probable reserves of 52.5 billion pounds of copper and 64.5 million ounces of gold. (FCX's share of reserves is 35.7 billion pounds of copper and 45.5 million ounces of gold.)

The batik patterns displayed in this annual report are from Papua, Indonesia, the location of the mining operations of Freeport-McMoRan Copper & Gold Inc. Over 97 percent of our workforce is from Indonesia with 26 percent being Papuans.


Grasberg Mining Complex
Smelter Operations
Corporate Offices

TO OUR SHAREHOLDERS

For our company, 2001 began with improving market expectations for our commodities, especially the outlook for copper, and improved operational expectations after we successfully remedied our overburden stockpile issues and moved into higher-grade ore locations in the Grasberg mine. In 2001, we looked to extend the maturities of our financing arrangements to provide us more financial flexibility during the time of low commodity prices. We also looked to continue improving our relationships with the local and central governments and people of Indonesia.

We achieved success on many fronts. We improved operating efficiencies, setting numerous operating records and maintaining our position as the world's lowest-cost copper producer with net cash costs, after gold credits, of $0.07 per pound. We successfully raised $604 million through the issuance of convertible senior notes that mature in 2006 and extended the maturity of our bank credit facilities to December 2005. We also achieved success improving our relations with the Governments of Indonesia and Papua (formerly known as Irian Jaya).

A number of external factors also impacted us in 2001. The tragic events of last September and the subsequent financial reporting crisis ended any chance that the world economy and commodity prices would strengthen in 2001, and resulted in recession and lower commodity prices. Now, months later, prospects for global economic recovery are beginning to appear positive.

Our low-cost operations served us well during this difficult period in 2001. We have continued to become even more proficient in operating the massive Grasberg mining complex and continue to provide value to our shareholders. Below are some of our highlights for the year:

- Our PT Freeport Indonesia (PT-FI) unit produced and sold 1.4 billion pounds of copper and 2.6 million ounces of gold, an annual record for gold. FCX revenues reached $1.8 billion in 2001, making us among the largest producers of both copper and gold in the world.
- We maintained our position as the lowest-cost copper producer in the world, crucial in a year when copper prices dipped to 15-year lows. PT-FI's net cash production costs for 2001 averaged $0.07 per pound of copper, also an annual record, improving on



Daily ore flow at our mining complex reached a record 288,000 metric tons during 2001.

our 1999 record by 26 percent, $0.02 per pound. Higher gold ore grades were mainly responsible for the lower net unit costs.

- Our low-cost, high-volume operations provided net income of $76.5 million, $0.53 per share, and operating cash flows of $509 million, despite low copper prices and resulted in reductions in net debt and commodity preferred stock of $259 million.
- Our financing activities included the successful sale of $604 million of convertible senior notes that mature in 2006, which we used to repay borrowings under our bank credit facilities. In conjunction with the completion of our convertible notes offering, we extended the maturities of our bank credit facilities from December 2002 to December 2005.
- On the local front in Papua, we strengthened our relationship with the local people by establishing a trust fund for the local communities in villages closest to PT-FI's operations. This agreement provides special recognition of the traditional land rights for the Amungme and Kamoro villages most impacted by our operations, consistent with an agreement first outlined in 1996. Under this agreement, PT-FI's operations will provide $500,000 per year for the trust and have funded $2.5 million representing funding through 2001.
- On the national political front, with the world watching, Indonesia accomplished a successful and peaceful transition of power as President Megawati replaced President Wahid in August. Throughout this transition, we have maintained a strong relationship with the central Government.
- We again expanded our proven and probable copper and gold reserves through exploration in the immediate area of our operations. We added 156 million metric tons of ore bringing aggregate reserves to 52.5 billion pounds of copper and 64.5 million ounces of gold at year end, more than replacing 2001 production. FCX's equity share of proven and probable reserves is 35.7 billion pounds of copper and 45.5 million ounces of gold as of December 31, 2001. We remain convinced that our exploration acreage in and around our current operations, as well as our 2.3 million acres outside the immediate operating area, could hold significant

potential for further increases in reserves and significant mineral deposit discoveries.

- Recent acquisitions in the mining sector over the past few years continue to confirm our belief that our FCX common stock is undervalued by the public markets. Using values of $0.10 per pound for copper reserves and $100 per ounce for gold reserves (conservative in comparison to recent transactions), our FCX common stock would be valued at over $30 per share. As perceived risks associated with our Indonesian location are better understood, we believe these values could be realized.

Since our letter to you last year, we have welcomed Mr. Steven J. Green to our Board of Directors. Mr. Green is Chairman and Chief Executive Office of Greenstreet Partners, a private merchant bank, and Former United States Ambassador to the Republic of Singapore. With Mr. Green's outstanding record in foreign service and broad expertise in international business affairs, we look forward to his advice and counsel as a board member.

Lastly, we recently announced that the Board has recommended to shareholders a proposal to reclassify the Class A and Class B common stocks into a single class on a one share-for-one share basis. We believe this reclassification would simplify our company's capital structure, enhance the ability to structure equity-based transactions should such an opportunity arise, increase the trading liquidity of our common stock and generate administrative cost savings. Shareholders will have the opportunity to consider this proposal at the upcoming annual meeting of stockholders.

We begin 2002 with renewed enthusiasm about our business and the outlook for the global economy. We will continue to strive to operate efficiently and keep our costs the lowest in the industry. We remain committed to further improving our relations with the people of Papua and Indonesia. We will continue our focus on achieving the highest value for our shareholders.

GRASBERG COMPLEX AGGREGATE PROVEN AND PROBABLE RESERVES


86
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
0
10
20
30
40
50
60
billion pounds of copper/million ounces of gold
Copper
Gold

FCX's equity share of proven and probable reserves is 35.7 billion pounds of copper and 45.5 million ounces of gold as of December 31, 2001 (indicated by ◁ and ▷).

As you can see from this annual report, we are proud of our Indonesian identity. Our operations touch many corners of the free world, including Indonesia, the United States, and Spain. We are proud to have discovered and operate the Grasberg mining complex, which is recognized worldwide as the largest ore body ever discovered.

We extend our thanks and appreciation to our Board of Directors and our employees, whose hard work and commitment are fundamental to our continued success.

Respectfully yours,

James R. Moffett
Chairman of the Board and
Chief Executive Officer



Richard C. Adkerson
President and
Chief Financial Officer



February 27, 2002



The 38-foot SAG mill is the centerpiece of our fourth concentrator expansion.

OPERATIONS OVERVIEW

Freeport-McMoRan Copper & Gold Inc. (FCX) is the world's lowest-cost copper producer and one of the world's largest producers of copper and gold. FCX's operations are conducted through its subsidiaries, PT Freeport Indonesia (PT-FI), PT Irja Eastern Minerals and Atlantic Copper, S.A. PT-FI's operations in Papua, Indonesia, involve exploration and development, mining and milling of ore containing copper, gold and silver, and the worldwide marketing of concentrates containing those metals.

MINING, MILLING AND EXPLORATION

Our principal operations are located at the Grasberg mining complex in Papua, Indonesia, 2,100 miles east of Jakarta. Since its discovery in 1988, the Grasberg mine has become the cornerstone of our high-volume, low-cost operations.

We are proud of our record-setting 2001 production levels and our ability to add to our proven and probable copper and gold reserves. Recent highlights from our Grasberg mining operations include:

- For second-quarter 2001, the Grasberg mine had record quarterly gold sales of 1,061,800 ounces, 813,600 ounces for PT-FI's share (net of Rio Tinto plc's share). We produced more gold in that quarter than most mines produce in a year and more than the total reserves of many smaller gold mines.
- For 2001, we produced 1.6 billion pounds of copper, 1.4 billion pounds for PT-FI's share, about the same amount of copper as in 2000.
- In 2001, our aggregate gold production of 3.5 million ounces, 2.6 million ounces for PT-FI's share, surpassed our 1999 production record. The higher gold production in 2001 primarily reflects the mining of higher gold ore grades attributable to the irregular distribution of higher-grade ore in the Grasberg pit and higher recovery rates at our milling complex.
- Record gold recoveries of 89.5 percent in 2001 contributed to our record gold production. In the fourth quarter, our gold recoveries reached the unprecedented level of 91.6 percent. These recoveries were possible because

NET CASH PRODUCTION COSTS


60¢
50¢
40¢
30¢
20¢
10¢
0¢
95
96
97
98
99
00
01

Cost per Pound of Copper

Average of Other Mines is 47¢ (for 2000)

of the high quality of our Grasberg ore and the efficient processing capabilities of our milling complex, with its 34-foot and 38-foot SAG mills, installed in 1994 and 1998, respectively.

Pursuant to joint venture arrangements between PT-FI and Rio Tinto, Rio Tinto has a 40 percent interest in production from reserves above those reported at December 31, 1994. FCX's equity share of proven and probable reserves at December 31, 2001, was 35.7 billion pounds of copper, 45.5 million ounces of gold and 103.8 million ounces of silver.

In 2001, PT-FI also added geological resources representing potentially recoverable metal of approximately 1 billion pounds of copper and 2 million ounces of gold. Geological resources now total 1.4 billion metric tons of ore, representing potentially recoverable metal of 16.7 billion pounds of copper and 16.3 million ounces of gold. Much of these resources form a "sheath" around our proven reserves in the Grasberg complex. Depending on commodity prices and evaluation of additional drilling, we believe that much of these resources may be reclassified as proven reserves in the next several years as our exploration drilling confirms the quality and continuity of the resources.

We continue our exploration in the Block A area immediately surrounding the Grasberg mining complex, as well as in the 2.3 million acres in the Block B, Eastern Mining and Nabire Bakti Mining contract of work areas. While field exploration is temporarily suspended outside of Block A, evaluation of previously drilled core tests continues. All of our exploration areas lie along the highly prospective mineral trend that runs along the central highlands of the island of New Guinea.

For 2002, we estimate aggregate copper production of 1.8 billion pounds, with 1.5 billion pounds for PT-FI's share, an increase of approximately 7 percent for PT-FI. We estimate aggregate gold production of 2.6 million ounces, with 2.1 million ounces for PT-FI's share, a decline of 19 percent, reflecting the variability of the grade of the Grasberg ore body. For 2003, we estimate PT-FI's net share of copper production to approximate 1.4 billion pounds and its share of gold production to increase to 2.5 million ounces.

PT-FI COPPER AND GOLD SALES VOLUMES


2,400
2,000
1,600
1,200
800
400
0
million pounds of copper/thousand ounces of gold
95
96
97
98
99
00
01
Copper
Gold



PT-FI's large electric shovels fill its 320-metric-ton haul trucks with three or four bucket loads, depending on the density of the material.



PT-FI shipped more than 2.4 million metric tons of copper concentrates from its port at Amamapare, Papua, in 2001. In the background is the PT Puncak Jaya Power coal-fired power plant, which supplies electricity for PT-FI's operations.

SMELTING AND REFINING

Our investment in smelters serves an important role in our concentrate marketing strategy. Approximately one-half of PT-FI's concentrate production is sold to its affiliated smelters, Atlantic Copper and PT Smelting, and the remainder is sold to other customers. Through this downstream integration, we are able to achieve operating hedges for changes in treatment charges for smelting and refining PT-FI's copper concentrates. While low smelter treatment and refining charges adversely affect the operating results of our smelter operations, they benefit the operating results of PT-FI's mining operations. Taking into account taxes and minority ownership interests, an equivalent change in treatment and refining charge rates would essentially offset in our consolidated operating results.

Atlantic Copper, S.A., our wholly owned smelting and refining subsidiary in Huelva, Spain, continued its excellent operating performance in 2001, with sales of refined copper in the form of cathode, wire rod and wire totaling 550 million pounds (249,000 metric tons), slightly below our previous record set in 2000. Total sales including unrefined anode were 637 million pounds (289,000 metric tons) of new copper.

Atlantic Copper's overall cash production cost of $0.14 per pound of copper keeps it among the lowest cost smelters in the world, but continued low treatment charge rates have challenged Atlantic Copper and the rest of the smelter industry over the last two years. Based on market projections, low treatment charge rates may prevail again in 2002 and Atlantic Copper will continue to meet this challenge by aggressively working to keep costs as low as possible.

PT Smelting, PT-FI's 25-percent-owned smelter facility in Gresik, Indonesia, operated at 109 percent of its design capacity of 200,000 metric tons of copper per year in 2001. PT Smelting purchased nearly all of its copper concentrate requirements from PT-FI in 2001 and produced 479 million pounds (217,500 metric tons) of copper, a 25 percent increase over 2000, while it was ramping up production from its start-up in 1999.

PT Smelting expects to continue production at levels in excess of its design capacity in 2002 and to operate at cash costs among the lowest in the industry, consistent with costs of $0.12 per pound achieved in 2001.

2002 AND BEYOND

The Grasberg mineral district provides FCX significant opportunities in 2002 and for decades to come. We believe that there are further opportunities at the Grasberg district complex and in our prospective exploration areas in Papua. We will continue to focus on realizing the benefits of those opportunities for our shareholders.

ANNUAL REPORT ON FORM 10-K

Included in this annual report is a detailed discussion of our operations and financial matters, including our audited financial statements. We invite you to thoroughly read the enclosed "Management's Discussion and Analysis," as well as the financial statements. Should you have any questions about our company or if you would like additional information about FCX, please contact our Investor Relations Department, 1615 Poydras Street, New Orleans, LA 70112, (504) 582-4000; or access our web site "www.fcx.com."

WORKING TOWARD SUSTAINABLE DEVELOPMENT

Freeport-McMoRan Copper & Gold Inc. (FCX) is committed to working toward sustainable development through its operations and programs. Our operations are the foundation for our commitments to minimize and mitigate negative environmental impacts and to maximize positive economic and social development results, now and in the future. Our efforts toward sustainable development are continuous and are carried out in partnership with the governments and the local communities in which we operate.

This overview is an executive summary of our full report, "Working Toward Sustainable Development, 2001 Economic, Environmental and Social Report." You may obtain a copy of the full report from our web site (www.fcx.com), or by requesting a copy by e-mail (FMS_ Communications@fmi.com), or by contacting the Freeport-McMoRan Communications Department, 1615 Poydras St., New Orleans LA 70112, telephone (800) 535-7094.

PT FREEPORT INDONESIA

ECONOMIC DEVELOPMENT

The economies of the province of Papua (formerly Irian Jaya) and the Republic of Indonesia receive significant financial benefits from our mining affiliate, PT Freeport Indonesia (PT-FI), through the payment of taxes, dividends and royalties; voluntary economic development programs, such as the Freeport Fund for Irian Jaya Development; infrastructure development; employment; and the purchase of goods and services locally and from other areas in Indonesia. Our annual income tax payments have frequently been the highest of all taxpayers in Indonesia and consistently have been among the highest for the past 10 years. Since 1991, direct benefits to Indonesia through the payment of income taxes, mineral royalties and other government direct payments have totaled approximately $1.8 billion. See the chart below for income taxes and royalties under PT-FI's 1991 Contract of Work compared to regulations of other countries. The Government of Indonesia is implementing a new law providing a greater degree of autonomy to its provinces. Under

INCOME TAXES AND ROYALTIES
(Cumulative, 1992–2001)


$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
millions of dollars
Indonesia - PT-FI's 1991 COW
Papua New Guinea
Australia
South Africa
Canada
United States
Chile
Peru
PT-FI's 1991 COW
Estimated Income Taxes and Royalties Under Other Countries' Regulations

these new regulations, Papua will receive a greater portion of the revenues paid to the government by mining firms.

HIGHLIGHTS

- PT-FI is the largest private employer in Papua and one of the largest in Indonesia. At the end of 2001, PT-FI directly employed 7,488 people, with another 1,672 contract workers employed by companies that provide services directly to PT-FI. Of this total of 9,160 employees, 2,383, or 26 percent, were Papuans.
- In addition to the $1.8 billion paid in direct benefits to the Government of Indonesia from 1992-2001, we have provided another $7.3 billion in indirect benefits in the form of wages and benefits paid to workers; purchases of goods and services in Papua and other areas in Indonesia; investments in local infrastructure; reinvestments in our Indonesia operations; and charitable contributions.
- Since commencing operations more than 30 years ago, we have made substantial investments for local infrastructure both for the use of the company and the public in Papua. These include roads, health facilities, schools, an airport, heliports, an electrical distribution system and modern communications systems.

ENVIRONMENTAL MANAGEMENT

We are fully committed to minimizing the impact of our operations on the surrounding environment and to reclaiming or revegetating land that is disturbed. As part of a comprehensive Environmental Policy, we have adopted the Environmental Charter of the International Council on Mining and Metals. Through this policy, we give our highest priority to sound environmental management and practices; to providing adequate resources to fulfill that responsibility; and to continuous improvement of our environmental performance at every operational site. We are also strongly committed to supporting scientific research to find the best applicable environmental technologies; to comprehensive monitoring to ensure that our practices are working; and to both internal and external environmental audits to measure our performance. The following are highlights of our programs for environmental monitoring, overburden and tailings management, and

Dividends, Royalties & Taxes
$1,783 MILLION



Wages, Salaries & Benefits
$575 MILLION



Domestic Reinvestment
$4,142 MILLION



Goods & Services Purchased
$2,327 MILLION



Charitable Contributions
$225 MILLION



FINANCIAL BENEFITS OF PT FREEPORT INDONESIA TO INDONESIA
(Cumulative, 1992–2001)

Total Direct and Indirect Benefits
$9.1 BILLION



The cultivation of tomatoes is being tested in the tailings deposition area.

land reclamation. For additional information, including copies of external environmental audits by independent experts, please contact us as outlined in the introduction of this summary report.

HIGHLIGHTS

- Our comprehensive monitoring of the potential impact of our operations includes water quality, biology, hydrology, sediments, air quality and meteorology at over 100 sampling locations for water quality and 200 for aquatic biology.
- Monitoring shows that water in the Ajkwa River with tailings and in the tailings deposition area meets applicable Indonesian water quality limits and U.S. Environmental Protection Agency and World Health Organization drinking water standards for dissolved metals. Biological samples collected by monitoring programs show that numbers of nektonic species and organisms indicative of functional ecosystems were present in the estuaries downstream of the tailings deposition area.
- The Tailings Management Plan, approved by the Government of Indonesia, establishes the Ajkwa River deposition area as an engineered, managed system for the control of tailings. The first stage of construction of the lateral containment structures, or levees, for the deposition area was completed in 1997. With continuing operations, work is being carried out on the second stage of levee extension and this process will be completed in 2002.
- Internationally recognized independent environmental auditors Dames & Moore and Montgomery Watson concluded in 1996 and 1999, respectively, that PT-FI's tailings management plan is the "best alternative" for the physical conditions of the area.
- PT-FI's overburden management plan was approved by the Government of Indonesia and described by independent environmental auditors as "...consistent with international practice."
- Construction of a fluid bed reactor plant was completed in 2001 to remove dissolved copper from acid rock drainage, overburden storage and other areas. The fluid bed reactor plant is now in the start-up phase.
- Solid wastes are disposed of in designated locations, including landfills for inert wastes, and a specially lined landfill for biodegradable wastes equipped with a leachate collection and treatment system.
- Comprehensive scientific studies on land reclamation and revegetation in both the highlands and the lowlands areas are conducted on an ongoing basis. In 2001, 43 hectares of highlands mine site areas were revegetated, and 26 native plant species were tested for field reclamation. In the lowlands, 170 hectares were planted, bringing the total area rehabilitated in the tailings deposition area since 1999 to 319 hectares. We are committed to reclaiming and revegetating impacted land when no longer in use for our operations. Prior to our tailings management and reclamation projects, only limited agriculture was possible in the lowlands because of significant tidal ranges. In 2001, seven tons of food fish were produced from fingerlings grown in a former tailings deposition area aquaculture project. The fish were sold in local markets.



Our state-of-the-art environmental laboratory is located in the lowlands adjacent to the tailings deposition area.

- Numerous plant species have been shown to grow well on tailings soil, laying the groundwork for ultimate transformation of the tailings deposition area into agriculturally productive land or native vegetation. Plants successfully tested include fodder grasses, local trees such as casuarina and sago, local crops such as taro and sweet potato, many varieties of fruits and vegetables and other cash crops such as coffee, cloves and oil palms.
- Rigorous testing on edible plants and fruits has shown that metals uptake from the minerals naturally contained in the tailings remains safely below recommended levels.

SOCIAL DEVELOPMENT

We are committed to building and maintaining positive relationships with the citizens of Papua, in particular those closest to our area of operation including the Amungme and Kamoro peoples. Part of this commitment is to provide opportunities for social and economic development, including special efforts to train and hire those indigenous to the area. We also strive to learn more about the Papuan peoples, their histories and changing circumstances, in order to build more constructive relationships and better target our outreach efforts. Most important is our commitment to treat indigenous Papuans with respect and consult with them on important operational issues that impact their communities. Our partnerships with these groups seek to emphasize self-reliance and respect for Papuan culture.

Our commitment to human rights is paramount, and expressed in our company's Human Rights policy, formally adopted by the Board of Directors, to conduct our operations in a manner consistent with the Universal Declaration of Human Rights, and to require human rights training for all employees. We condemn all violations of human rights in the province of Papua and elsewhere, and require that our employees certify annually that they have neither participated in nor are aware of any human rights violation.

The following are highlights of our social development programs. Additional information about these programs and our educational, medical, and cultural initiatives is available in our complete sustainable development report and on our web site "www.fcx.com."

HIGHLIGHTS

- In 2001, we signed an agreement with the Amungme and Kamoro peoples, establishing a Trust Fund with an initial funding of $2.5 million, recognizing communities closest to our operations. This fund enables them to purchase shares in our company through the public stock exchanges, thereby providing a mechanism for the local people to become direct stakeholders in the mine.

- From 1996 through 2001, our operations contributed $92 million to a Papuan social development fund, operated by leaders of the indigenous groups in our work area. This fund has supported the provision of comprehensive healthcare programs, educational assistance, housing and community facilities.

- We signed a Memorandum of Understanding (MOU) in 2000 with the local community organizations representing the Amungme and Kamoro, focusing on socioeconomic resources, human rights, land and environmental rights. The MOU details the aspirations of the company and the traditional residents of its operations area to seek harmonious and mutually beneficial relationships based on equality, honesty and justice.

- In the human rights area, we have implemented a strong Social, Employment and Human Rights Policy, formally endorsed the joint U.S. Department of State-British Foreign Office Voluntary Principles on Human Rights and Security, and have given the key role in developing company policy on Human Rights to an internationally recognized expert, Judge Gabrielle Kirk McDonald, former President of the International Criminal Tribunal for the former Yugoslavia. Judge McDonald serves as Special Counsel on Human Rights to the Chairman of the Board of FCX.

- We helped establish the Timika Human Rights Center and a separate Timika Women's Rights Center to focus on the special needs of women and children. Both centers will be operated by indigenous Papuan organizations and have already begun to implement programs for the community.

- We have undertaken comprehensive public health programs for prenatal care and the prevention and control of malaria, tuberculosis and HIV/AIDS. Our malaria control programs are highly regarded worldwide by professionals and are credited with dramatic reductions in the incidence of malaria in our operations area.

- In 2002, the construction of a 72-bed hospital in Banti, supported by PT-FI's operations, will be completed. A 75-bed facility built with the company's social development funds opened in Timika in 1999. Both of these hospitals provide comprehensive medical services for Papuans free of charge. We also support six clinics providing health services to those living in outlying areas.

- PT-FI has built three schools in Papua, supports 12 others and has provided scholarships or educational assistance to more than 5,000 Papuans.



Supported by PT-FI, public health facilities bring modern medical care to the residents of our area of operations.

ATLANTIC COPPER, S.A.

Atlantic Copper's Environmental Management Systems in Huelva, Córdoba and Barcelona were audited during 2001 by AENOR, the Spanish branch of the International Organization for Standardization (ISO), in accordance with the standards of ISO 14001 and the European Union Regulation on Environmental Eco-Management and Eco-Auditing. All three facilities passed the corresponding renewal audits for ISO 14001 certification, which had been obtained two years earlier.

Atlantic Copper has built two new treatment plants at its Huelva smelter to treat/reuse the weak acid and purify/recycle refinery electrolyte. The permitting and start-up of these new purification plants now provide the company with the opportunity to reuse these materials on-site. The President of the Junta de Andalucia presented Atlantic Copper with an award as a Business of the Year-1999 in the category of Environment, Energy Saving and New Technologies.

FCX SAFETY

The safety performance of FCX continues to compare quite favorably to that of similar U.S. mining companies. A statistical comparison shows the 2001 FCX lost-time-injury rate per 200,000 hours worked at 0.36, well below the U.S. metal/non-metal mining industry average rate of 2.24.* Further, the FCX total reportable rate (all reportable injuries) of 0.83 is significantly lower than the U.S. industry average rate of 4.04.*

Atlantic Copper received an award from the Commission for Safety and Hygiene at Work of the Chemical and Related Industries for their accident prevention work in 2000. PT-FI received the Golden Award from the Indonesian Department of Energy and Mineral Resources for safety programs and performance.



Papuan woman in traditional dress during a local cultural festival supported by PT-FI.

CONCLUSION

Throughout our history, we have been known for our ability to successfully identify and develop world-class ore deposits and to find technical solutions to seemingly insurmountable obstacles in ways that make us the low-cost leader in our industry. Through our comprehensive economic, environmental and social programs as well, we have made it our goal to also become known as an industry leader in working toward sustainable development. We will continue to strive for improvement.

A copy of our complete report, "Working Toward Sustainable Development, 2001 Economic, Environmental and Social Report," may be obtained from our web site (www.fcx.com), or by requesting a copy by e-mail (FMS_Communications@ fmi.com), or by contacting the Freeport-McMoRan Communications Department, 1615 Poydras St., New Orleans LA 70112, telephone (800) 535-7094.

* Latest published Mine Safety and Health Administration data through the third quarter of 2001.

BOARD OF DIRECTORS

James R. Moffett
Chairman of the Board and
Chief Executive Officer
Freeport-McMoRan Copper & Gold Inc.

Robert J. Allison, Jr. (2,3)
Chairman of the Board
Anadarko Petroleum Corporation

Robert W. Bruce III (1,2)
President
The Robert Bruce Management Co., Inc.

R. Leigh Clifford (3,4)
Chief Executive
Rio Tinto plc and
Rio Tinto Limited

Robert A. Day (1,4)
Chairman of the Board and
Chief Executive Officer
TCW Group Inc.

Gerald J. Ford (1)
Chairman of the Board and
Chief Executive Officer
California Federal Bank,
A Federal Savings Bank

H. Devon Graham, Jr. (1,2)
President
R.E. Smith Interests

Steven J. Green (1,3)
Chairman of the Board and
Chief Executive Officer
Greenstreet Partners
Former United States Ambassador to the
Republic of Singapore

Oscar Y.L. Groeneveld (1,3)
Chief Executive
Rio Tinto Copper Group

J. Bennett Johnston (3)
Chairman
Johnston & Associates, LLC and
Johnston Development Co. LLC
Former United States Senator

Dr. Henry A. Kissinger *
Chairman
Kissinger Associates, Inc.

Bobby Lee Lackey (2,3)
Agricultural Consultant

Gabrielle K. McDonald (3)
Judge, Iran-United States Claims Tribunal
Special Counsel on Human Rights to the
Chairman of the Board
Freeport-McMoRan Copper & Gold Inc.

B. M. Rankin, Jr. (3,4)
Vice Chairman of the Board
Freeport-McMoRan Copper & Gold Inc.
Private Investor

J. Stapleton Roy (3)
Managing Director
Kissinger Associates, Inc.
Former United States Ambassador to
Indonesia

Dr. J. Taylor Wharton (2,3)
Special Assistant to the President for
Patient Affairs
Professor, Gynecologic Oncology
The University of Texas
M.D. Anderson Cancer Center

Board Committees:
(1) Audit
(2) Corporate Personnel
(3) Public Policy
(4) Nominating

* Director Emeritus

MANAGEMENT

James R. Moffett
Chairman of the Board and
Chief Executive Officer

Richard C. Adkerson
President and
Chief Financial Officer

PT FREEPORT INDONESIA EXECUTIVE MANAGEMENT COMMITTEE

Adrianto Machribie
President Director

Michael J. Arnold
Executive Vice President
Planning and Management Development

David R. Potter
Executive Vice President
Exploration

Prihadi Santoso
Executive Vice President
Government Relations

Hermani Soeprapto
Executive Vice President
Operations

PT IRJA EASTERN MINERALS

Adrianto Machribie
President Director

ATLANTIC COPPER, S.A.

Javier Targhetta
Managing Director

ADMINISTRATION

William L. Collier III
Vice President
Communications

Lynne M. Cooney
Vice President
Assistant to the Chairman

Daniel D. Dreiling, Jr.
Vice President
Security, Safety and Administration

Mark J. Johnson
Vice President
Operations

David B. Lowry
Vice President
Social and Development Programs

George D. MacDonald
Vice President
Exploration

D. James Miller
Vice President
Environmental Affairs

FINANCE

Dean T. Falgoust
Vice President
Tax

Kathleen L. Quirk
Treasurer and Vice President
Finance and Business Development

Christopher D. Sammons
Vice President
Investor Relations

C. Donald Whitmire, Jr.
Vice President and
Controller-Financial Reporting

LAW

Jones, Walker, Waechter,
Poitevent, Carrère & Denègre, L.L.P.
Legal Counsel

INTERNAL AUDITORS

PricewaterhouseCoopers LLP



PT-FI's milling complex is at 9,000 feet elevation, at the base of the 2,000-foot tram that transports workers and equipment up to the Grasberg mine.

TABLE OF CONTENTS

FINANCIAL AND OPERATING REPORT

Years Ended December 31,	**2001**	2000	1999	1998	1997
(Financial Data in Thousands, Except Per Share Amounts)					
FCX Consolidated Financial Data					
Revenues	**$ 1,838,866**	$ 1,868,610	$ 1,887,328	$ 1,757,132	$ 2,000,904
Operating Income	**542,926**[a]	492,293[b]	578,316[c]	579,585[d]	659,262[e]
Net income applicable to common stock	**76,496**[a]	39,500[b]	100,787[c]	118,317[d]	208,541[e]
Basic net income per common share	**.53**[a]	.26[b]	.62[c]	.67[d]	1.06[e]
Diluted net income per common share	**.53**[a]	.26[b]	.61[c]	.67[d]	1.06[e]
Dividends paid per common share	**—**	—	—	.20	.90
Basic average shares outstanding	**143,952**	153,997	163,613	175,353	196,392
Diluted average shares outstanding	**144,938**	154,519	164,567	175,354	197,653
At December 31:					
Property, plant and equipment, net	**3,457,277**	3,248,710	3,381,465	3,504,221	3,558,736
Total assets	**4,211,929**	3,950,741	4,082,916	4,192,634	4,152,209
Long-term debt, including current portion and short-term borrowings	**2,338,600**	2,190,025	2,148,259	2,456,793	2,388,982
Redeemable preferred stock	**462,504**	475,005	487,507	500,007	500,007
Stockholders' equity	**104,444**	37,931	196,880	103,416	278,892
PT Freeport Indonesia Operating Data, Net of Rio Tinto's Interest					
Copper					
Production (000s of recoverable pounds)	**1,393,400**	1,388,100	1,428,100	1,427,300	1,166,500
Production (metric tons)	**632,000**	629,600	647,800	647,400	529,100
Sales (000s of recoverable pounds)	**1,399,100**	1,393,700	1,441,000	1,419,500	1,188,600
Sales (metric tons)	**634,600**	632,200	653,600	643,900	539,100
Average realized price per pound	**$ .69**	$ .82	$ .75	$ .73	$ .94[f]
Gold					
Production (recoverable ounces)	**2,634,900**	1,899,500	2,379,100	2,227,700	1,798,300
Sales (recoverable ounces)	**2,644,800**	1,921,400	2,423,900	2,190,300	1,888,100
Average realized price per ounce	**$ 269.24**	$ 276.06	$ 276.53	$ 290.57	$ 346.14[f]
Silver					
Production (recoverable ounces)	**3,771,500**	3,542,400	3,444,500	3,421,200	2,568,700
Sales (recoverable ounces)	**3,782,600**	3,542,300	3,479,600	3,412,300	2,724,300
Average realized price per ounce	**$ 4.80**	$ 4.98	$ 5.21	$ 5.29	$ 4.68
Atlantic Copper Operating Data					
Concentrate treated (metric tons)	**891,100**	916,300	949,400	973,900	929,700
Anodes					
Production (000s of pounds)	**617,300**	639,100	647,100	642,400	639,800
Production (metric tons)	**280,000**	289,900	293,500	291,400	290,200
Sales (000s of pounds)	**87,500**	80,600	84,300	96,900	133,500
Sales (metric tons)	**39,700**	36,600	38,200	44,000	60,600
Cathodes					
Production (000s of pounds)	**518,700**	567,900	556,600	544,800	505,600
Production (metric tons)	**235,300**	257,600	252,500	247,100	229,300
Sales (including wire rod and wire)					
(000s of pounds)	**549,800**	562,300	558,500	544,300	505,300
(metric tons)	**249,400**	255,100	253,300	246,900	229,200
Gold sales in anodes and slimes (ounces)	**831,300**	605,700	792,700	678,700	532,900
Cathode cash production cost per pound before hedging	**$ .14**	$ .11	$ .13	$ .13	$ .12

Years Ended December 31,	2001	2000	1999	1998	1997
PT Smelting Operating Data[g]					
Concentrate treated (metric tons)	**702,900**	582,200	436,000	—	
Anodes					
Production (000s of pounds)	**479,400**	383,200	279,400	—	
Production (metric tons)	**217,500**	173,800	126,700	—	
Sales (000s of pounds)	**10,100**	33,100	50,300	—	
Sales (metric tons)	**4,600**	15,000	22,800	—	
Cathodes					
Production (000s of pounds)	**468,400**	349,200	200,100	—	
Production (metric tons)	**212,500**	158,400	90,800	—	
Sales (000s of pounds)	**468,800**	349,700	193,800	—	
Sales (metric tons)	**212,600**	158,600	87,900	—	
Cathode cash production cost per pound	**$ .12**	$ .13	$ .12	—	
PT Freeport Indonesia, 100% Operating Data					
Ore milled (metric tons per day)	**237,800**	223,500	220,700	196,400	128,600
Average ore grade					
Copper (percent)	**1.00**	1.07	1.12	1.30	1.37
Gold (grams per metric ton)	**1.41**	1.10	1.37	1.49	1.51
Gold (ounce per metric ton)	**.045**	.035	.044	.048	.049
Silver (grams per metric ton)	**3.20**	2.97	2.78	3.17	3.11
Silver (ounce per metric ton)	**.103**	.095	.089	.102	.100
Recovery rates (percent)					
Copper	**86.9**	88.2	84.6	86.9	85.4
Gold	**89.5**	84.3	83.7	85.3	81.4
Silver	**59.0**	60.0	63.4	71.8	65.6
Copper					
Production (000s of recoverable pounds)	**1,594,200**	1,636,700	1,630,700	1,721,300	1,166,500
Production (metric tons)	**723,100**	742,400	739,700	780,800	529,100
Sales (000s of recoverable pounds)	**1,600,900**	1,643,500	1,647,800	1,706,700	1,188,600
Sales (metric tons)	**726,200**	745,500	747,400	774,100	539,100
Gold (recoverable ounces)					
Production	**3,488,100**	2,362,600	2,993,100	2,839,700	1,798,300
Sales	**3,498,300**	2,387,300	3,047,100	2,774,700	1,888,100
Silver (recoverable ounces)					
Production	**4,264,300**	3,833,200	3,781,300	4,040,600	2,568,700
Sales	**4,280,400**	3,847,700	3,829,400	4,008,000	2,724,300

Notes

a. *Includes net charges totaling $7.2 million ($6.1 million to net income or $0.04 per share) consisting of a net $5.0 million charge primarily for past service costs for an Atlantic Copper employee benefit plan and a $2.2 million charge for initial funding of a trust established for voluntary special recognition of tribal communities' traditional land rights in the PT Freeport Indonesia operations area.*

b. *Includes net charges totaling $12.4 million ($8.0 million to net income or $0.05 per share) consisting of $6.0 million for contribution commitments to support small business development programs within Papua (formerly Irian Jaya) and $7.9 million for personnel severance costs, partly offset by a $1.5 million gain for the reversal of stock appreciation rights and related costs caused by the decline in FCX's common stock price.*

c. *Includes charges totaling $8.8 million ($5.7 million to net income or $0.03 per share) consisting of $3.6 million for an early retirement program, $1.4 million for costs of stock appreciation rights caused by the increase in FCX's common stock price and $3.8 million primarily for bank advisory fees.*

d. *Includes net charges totaling $9.1 million ($4.4 million to net income or $0.03 per share) associated with the sale of corporate aircraft.*

e. *Includes a $25.3 million gain ($12.3 million to net income or $0.06 per share) for the reversal of stock appreciation rights and related costs caused by the decline in FCX's common stock price.*

f. *Amounts were $0.90 for copper and $326.08 for gold before hedging adjustments.*

g. *PT Smelting is 25 percent owned by PT Freeport Indonesia and began operations in the fourth quarter of 1998. Amounts were insignificant for 1998.*

OVERVIEW

The results of operations we are reporting do not necessarily represent what our future results may be. The following discussion should be read together with our financial statements and the related notes.

We operate through our majority-owned subsidiary, PT Freeport Indonesia, and through PT Irja Eastern Minerals and Atlantic Copper, S.A., our wholly owned subsidiaries. PT Freeport Indonesia's operations involve mineral exploration and development, mining and milling of ore containing copper, gold and silver in Papua (formerly Irian Jaya), Indonesia, and the worldwide marketing of concentrates containing those metals. PT Freeport Indonesia also has a 25 percent interest in PT Smelting, an Indonesian company which operates a copper smelter and refinery in Gresik, Indonesia. Eastern Minerals conducts mineral exploration activities in Papua. Atlantic Copper's operations are located in Spain and involve the smelting and refining of copper concentrates, and the marketing of refined copper products and precious metals in slimes.

PT Freeport Indonesia operates under an agreement, called a Contract of Work, with the Government of Indonesia. The Contract of Work allows us to conduct exploration, mining and production activities in a 24,700-acre area called Block A. The Contract of Work also allows us to explore for minerals in a 0.5 million-acre area called Block B. All of our proven and probable mineral reserves and current mining operations are located in Block A. Eastern Minerals holds an additional Contract of Work originally covering a 2.5 million-acre area. Under the terms of the Eastern Minerals Contract of Work, we have already relinquished 1.25 million acres and must relinquish an additional 0.6 million acres. In addition to the PT Freeport Indonesia and Eastern Minerals exploration acreage, we have the right to conduct other mineral exploration activities in Papua pursuant to a joint venture through PT Nabire Bakti Mining. Field exploration activities outside of our current mining operations in Block A have been temporarily suspended due to safety and security issues and uncertainty relating to a possible conflict between our mining and exploration rights in certain forest areas covered by our Contracts of Work and an Indonesian law enacted in 1999 prohibiting open-pit mining in forest preservation areas.

Increased Ownership in PT Freeport Indonesia

We guarantee a $253.4 million bank loan to PT Nusamba Mineral Industri (Nusamba), which was to mature in March 2002. In 1997, Nusamba used the loan proceeds plus $61.6 million of cash, for a total of $315.0 million, to purchase stock of PT Indocopper Investama, an Indonesian company whose only significant assets are its 9.36 percent of PT Freeport Indonesia's common stock and its 10.0 percent of Eastern Minerals' stock. We guaranteed the Nusamba loan for the purpose of continuing minority Indonesian ownership in PT Freeport Indonesia. We also agreed to lend Nusamba any amounts necessary to cover shortfalls between the interest payments on the loan and dividends received by Nusamba on the PT Indocopper Investama stock. We loaned Nusamba $12.8 million in 2001, $12.4 million in 2000 and $18.3 million in 1999 to cover shortfalls on interest payments. In 2001, we charged $7.3 million of the loans to Nusamba to Other Expense because the total of the guaranteed loan and the amounts we had subsequently loaned to Nusamba had exceeded the original purchase price ($315 million) of Nusamba's acquisition of its interest in PT Indocopper Investama.

In discussions subsequent to December 31, 2001, Nusamba informed us that it did not expect to be able to repay the bank loan or our loan at maturity, which would obligate us to pay the bank loan. On February 27, 2002, we repaid the bank loan as provided for under the terms of our amended credit facilities (see "Amended Bank Credit Facilities" in our "Capital Resources and Liquidity" discussion) and acquired Nusamba's ownership in PT Indocopper Investama. As a result of our payment of the Nusamba bank loan, on our December 31, 2001, balance sheet we have:

- recorded an additional liability of $253.4 million to reflect the payment of the Nusamba bank loan,
- reduced our "other assets" by $61.6 million to reflect the nonpayment of our loan to Nusamba,
- increased deferred income taxes by $4.2 million to reflect tax liabilities relating to our increased equity ownership in PT Freeport Indonesia,
- reduced minority interests by $52.0 million to reflect our increased equity ownership in PT Freeport Indonesia, and
- increased property, plant and equipment by $267.3 million to reflect the cost of the acquisition in excess of the book value of the equity ownership in PT Freeport Indonesia we acquired.

The pro forma impact had we been obligated to perform under the guarantee on January 1, 2001, would have been an approximately $6 million ($0.04 per share) reduction in our 2001 net income. For 2002, our earnings will reflect an increased ownership interest in PT Freeport Indonesia, increased interest costs related to the $253.4 million term loan under our bank credit facilities and additional depreciation and amortization expense for the increase in property, plant and equipment.

Joint Ventures with Rio Tinto

In 1996, we established joint ventures with Rio Tinto plc, an international mining company with headquarters in London, England. One joint venture covers PT Freeport Indonesia's mining operations in Block A and gives Rio Tinto, through 2021, a 40 percent interest in certain assets and in production above specified levels from operations in Block A and, after 2021, a 40 percent interest in all production from Block A.

Operating, nonexpansion capital and administrative costs are shared proportionately between PT Freeport Indonesia and Rio Tinto based on the ratio of (a) the incremental revenues from production from our most recent expansion and (b) total revenues from production from Block A, including production from PT Freeport Indonesia's previously existing reserves. PT Freeport Indonesia receives 100 percent of the cash flow from specified annual amounts of copper, gold and silver through 2021 calculated by reference to its proven and probable reserves as of December 31, 1994, and 60 percent of all remaining cash flow.

Under our joint venture arrangements, Rio Tinto has a 40 percent interest in PT Freeport Indonesia's Contract of Work and Eastern Minerals' Contract of Work. Rio Tinto also has the option to participate in 40 percent of any of our other future exploration projects in Papua. Rio Tinto has elected to participate in 40 percent of our interest and cost in the PT Nabire Bakti exploration joint venture covering approximately 0.5 million acres contiguous to Block B and one of Eastern Minerals' blocks.

Reserves

During 2001, additions to the aggregate proven and probable reserves of the Grasberg and other Block A ore bodies totaled approximately 156 million metric tons of ore representing increases of 3.2 billion recoverable pounds of copper, 4.3 million recoverable ounces of gold and 16.3 million recoverable ounces of silver (see "Exploration"). Net of Rio Tinto's share, PT Freeport Indonesia's share of proven and probable recoverable reserves as of December 31, 2001, was 39.4 billion pounds of copper, 50.2 million ounces of gold and 114.5 million ounces of silver. FCX's equity interest in proven and probable recoverable reserves as of December 31, 2001, including Nusamba's interest in PT Freeport Indonesia that we acquired subsequent to year end, was 35.7 billion pounds of copper, 45.5 million ounces of gold and 103.8 million ounces of silver (see "Note 13. Supplementary Mineral Reserve Information (Unaudited)"). PT Freeport Indonesia's share of reserve additions replaced approximately 137 percent of its 2001 copper production, 97 percent of 2001 gold production and 259 percent of 2001 silver production. Estimated recoverable reserves were assessed using an average copper price of $0.87 per pound and an average gold price of $285 per ounce. Using a copper price of $0.75 per pound and a gold price of $270 per ounce would have resulted in less than a one percent reduction in our estimated recoverable copper and gold reserves.

CONSOLIDATED RESULTS OF OPERATIONS

Our consolidated revenues, which include PT Freeport Indonesia and Atlantic Copper revenues after eliminating intercompany revenues, have declined slightly over the past three years primarily because of variances in PT Freeport Indonesia's gold sales volumes and copper price realizations. Revenues in 2001 benefited from higher gold sales volumes, offset by lower copper price realizations when compared with 2000. Revenues in 2000 benefited from higher copper price realizations offset by lower gold sales volumes when compared with 1999. PT Freeport Indonesia's copper sales volumes were relatively unchanged over the past four years.

Consolidated production and delivery costs were lower in 2001 compared with 2000, primarily because of (1) a change in our estimated average ratio of waste rock to ore over the life of the mine, (2) significant mark-to-market losses on foreign currency contracts in 2000 and (3) improved efficiencies. The change in our estimated average ratio of waste rock to ore benefited 2001 production costs by approximately $39 million compared with 2000. Losses on our foreign currency contracts, which are designed to hedge anticipated future operating costs, charged to production costs totaled $3.7 million in 2001, $21.7 million in 2000 and $11.8 million in 1999. Beginning in 2001, new accounting rules resulted in our deferring unrealized gains/losses on our foreign currency contracts that meet new hedging criteria (see "New Accounting Standards"). The higher production and delivery costs in 2000 also reflect higher mine maintenance costs associated with our larger heavy equipment fleet, including our mine haul trucks and electric shovels, and higher energy costs associated with a significant increase in diesel fuel costs.

Our joint ventures with Rio Tinto incurred exploration costs of $14.4 million in 2001, $13.3 million in 2000 and $17.7 million in 1999. Our share of joint venture and other exploration costs totaled $9.2 million in 2001, $8.8 million in 2000 and $10.6 million in 1999. Our exploration efforts reflect a change beginning in 1999 to focus primarily on those areas with near-term exploitation opportunities and a reduction in field activities outside of Block A. All exploration costs in the joint venture areas with Rio Tinto are shared 60 percent by us and 40 percent by Rio Tinto. The FCX/Rio Tinto joint ventures' 2002 exploration budgets total approximately $4 million, reflecting efforts to reduce costs during periods of continued low commodity prices.

General and administrative expenses declined by $11.6 million to $59.4 million in 2001 from $71.0 million in 2000, mostly because of certain charges incurred in 2000. Estimated general and administrative expenses for 2002 are expected to increase by approximately 8 percent compared with 2001 and efforts are ongoing to reduce our overall costs, including general and administrative costs. General and administrative expenses were basically unchanged in 2000 when compared with 1999. The 2000 amount includes charges totaling $6.0 million associated with contribution commitments to support small business development programs within Papua over a two-year period and $2.6 million for personnel severance costs, partly offset by a $1.5 million reversal of costs for stock appreciation rights caused by a decrease in FCX's common stock price. The 1999 amount includes charges totaling $5.5 million for costs of stock appreciation rights caused by the increase in FCX's common stock price and for bank advisory fees. As a percentage of revenues, general and administrative expenses were 3.2 percent in 2001, 3.8 percent in 2000 and 3.7 percent in 1999.

Our total interest cost (before capitalization) was $183.0 million in 2001, $212.6 million in 2000 and $197.9 million in 1999. The lower interest levels in 2001 reflect lower average debt levels and interest rates, while the higher interest cost in 2000 compared with 1999 primarily reflected higher interest rates. Capitalized interest totaled $9.4 million in 2001, $7.2 million in 2000 and $3.8 million in 1999.

FCX's effective tax rate was 57 percent in 2001, 58 percent in 2000 and 51 percent in 1999 (see "Note 8. Income Taxes"). PT Freeport Indonesia's Contract of Work provides a 35 percent corporate income tax rate and a withholding tax rate of 10 percent (based on the tax treaty between Indonesia and the United States) on dividends and interest paid to us by PT Freeport Indonesia. No income taxes are recorded at Atlantic Copper, which is subject to taxation in Spain, because it has not generated significant taxable income in recent years and has substantial tax loss carryforwards for which no financial statement benefit has been provided. Additionally, we only receive a small U.S. tax benefit on costs incurred by our parent company because it has no U.S.- sourced income. As a result, our effective tax rate varies with the level of earnings at PT Freeport Indonesia, Atlantic Copper and the parent company.

The increase in minority interest charges in 2001 compared with 2000 primarily reflects higher net income at PT Freeport Indonesia. The decrease in minority interest charges in 2000 compared with 1999 primarily reflects changes in ownership of certain consolidated PT Freeport Indonesia infrastructure joint ventures (see "Capital Resources and Liquidity").

We have two operating segments: "mining and exploration" and "smelting and refining." Our mining and exploration segment includes PT Freeport Indonesia's copper and gold mining operations in Indonesia and our Indonesian exploration activities. Our smelting and refining segment includes Atlantic Copper's operations in Spain. Summary operating income (loss) data by segment follows (in millions):

Years Ended December 31,	2001	2000	1999
Mining and exploration	**$563.5**	$490.0	$609.6
Smelting and refining	**(16.0)**	(1.7)	1.6
Intercompany eliminations and other	**(4.6)**	4.0	(32.9)
Operating income[a]	**$542.9**	$492.3	$578.3

a. Profits on PT Freeport Indonesia's sales to Atlantic Copper and on 25 percent of PT Freeport Indonesia's sales to PT Smelting are deferred until the final sale to third parties has occurred. Changes in the amount of these deferred profits impacted operating income by $11.8 million in 2001, $18.9 million in 2000 and $(17.2) million in 1999. Our consolidated earnings fluctuate depending on the timing and prices of these sales.

MINING AND EXPLORATION OPERATIONS

A summary of changes in PT Freeport Indonesia revenues follows (in millions):

	2001	2000
Revenues – prior year	**$1,413.1**	$1,464.8
Sales volumes:		
Copper	**4.4**	(35.3)
Gold	**199.7**	(139.0)
Price realizations:		
Copper	**(176.3)**	96.2
Gold	**(18.0)**	(0.9)
Adjustments, primarily for copper pricing on prior year open sales	**(3.9)**	7.8
Treatment charges, royalties and other	**(4.9)**	19.5
Revenues – current year	**$1,414.1**	$1,413.1

Gross Profit Per Pound of Copper (cents)

Years Ended December 31,	2001	2000	1999
Average realized price	**69.0**	81.6	74.7
Production costs:			
Site production and delivery	**38.8**	42.7	36.5
Gold and silver credits	**(51.9)**	(39.3)	(47.8)
Treatment charges	**18.2**	18.2	18.9
Royalty on metals	**1.7**	1.4	1.6
Cash production costs	**6.8**	23.0	9.2
Depreciation and amortization	**18.0**	18.0	18.0
Total production costs	**24.8**	41.0	27.2
Adjustments, primarily for copper pricing on prior year open sales	**0.1**	0.1	(0.5)
Gross profit per pound of copper	**44.3**	40.7	47.0

PT Freeport Indonesia Operating Results – 2001 Compared with 2000

PT Freeport Indonesia's 2001 revenues benefited from significant increases in gold sales volumes compared to the 2000 period, partly offset by lower copper and gold average realized prices (see "Selected Financial and Operating Data"). When compared to 2000, gold sales volumes improved by 38 percent to an annual record 2.6 million ounces while copper prices declined throughout 2001, resulting in a $0.13 per pound or 16 percent decline in the 2001 average realized price compared with 2000. Treatment charges were essentially unchanged year-to-year, but royalties were higher in 2001 primarily because of significantly higher gold sales volumes. Royalties totaled $24.3 million in 2001 and $20.2 million in 2000. A portion of treatment charges varies with the price of copper and royalties vary with volumes and prices of copper and gold.

PT Freeport Indonesia's 2001 production benefited from higher mill throughput rates, gold ore grades and gold recovery rates when compared with 2000. Mill throughput averaged a record 237,800 metric tons of ore per day, 6 percent higher than the 223,500 metric tons per day reported in 2000. Gold ore grades of 1.41 grams per ton in 2001 were 28 percent higher than the 1.10 grams per ton in 2000. Recovery rates for gold were a record-high 89.5 percent in 2001 reflecting high-recovery ore processed during the year and results of various enhanced recovery initiatives achieved at the mill. Ore grades to be mined in the early part of 2002, particularly for gold, are expected to be lower than the higher grade material mined throughout most of 2001. We expect to return to higher grade ore in the second half of 2002. Because of the nature of the Grasberg ore body, there are periods when the sequencing of mining results in production that is economical, but lower than average in grade.

Mill throughput rates will vary based on the characteristics of the ore being processed as we manage our operations to optimize metal production. In May 2000, PT Freeport Indonesia, in consultation with the Government of Indonesia, voluntarily agreed to temporarily limit Grasberg open-pit production because of an incident at its Wanagon overburden stockpile (see "Environmental Matters"). In January 2001, PT Freeport Indonesia resumed normal mining operations at Grasberg after receiving governmental approval.

At the Deep Ore Zone underground mine, initial production of ore commenced in September 2000. Production averaged 5,500 metric tons of ore per day in 2001 and 2,700 metric tons of ore per day during the fourth quarter of 2000. Full production of 25,000 metric tons of ore per day is expected in the second half of 2002, ahead of original projections. We are currently studying plans to increase production rates to as much as 35,000 metric tons of ore per day.

Average unit net cash production costs, including gold and silver credits, were a record-low 6.8 cents per pound in 2001 compared with 23.0 cents per pound in 2000. Unit site production and delivery costs in 2001 averaged 38.8 cents per pound of copper, 3.9 cents per pound lower than the 42.7 cents reported in 2000, primarily because of the previously reported change in the estimated ratio of waste rock to ore over the life of the mine (see "PT Freeport Indonesia Operating Results – 2000 Compared with 1999") and the effect of weaker foreign currencies. The change in the estimated ratio of waste rock to ore benefited 2001 unit costs by approximately 2.8 cents per pound compared with 2000. As of December 31, 2001, deferred mining costs included in property, plant and equipment totaled $47.6 million. Gold credits of 51.9 cents per pound in 2001 were higher when compared with the 2000 level of 39.3 cents per pound primarily because of record annual gold sales resulting from higher gold ore grades and record recovery rates.

For 2001, PT Freeport Indonesia changed the estimated depreciable lives of certain of its assets, primarily its power generation assets, which decreased depreciation expense for 2001, and had increased estimates of future development costs related to its undeveloped ore bodies, which increased depreciation expense for 2001. These mostly offsetting changes resulted from a review of recent operating history and current maintenance practices, and from our updated comprehensive mine development plan. PT Freeport Indonesia's depreciation rate of 18.0 cents per pound for 2001 remained unchanged from 2000, but is expected to be approximately 15 cents per pound for 2002 primarily because of a change in its depreciation methodology (see "Note 1. Summary of Significant Accounting Policies").

For 2002, unit production and delivery costs are expected to be lower than in 2001, primarily because of higher volumes of copper. Unit net cash production costs, including gold and silver credits, for 2002 are expected to average less than 18 cents per pound of copper, assuming gold prices of $270 per ounce. In the first half of 2002, unit costs are expected to be higher than the average for 2002 and in the second half of 2002 unit costs are expected to be lower than the average, as both ore grade and production are expected to increase during the year.

In September 2001, we established a trust for the benefit of those tribal communities in villages closest to PT Freeport Indonesia's operations for voluntary special recognition of their traditional land rights in the Grasberg mining area, as part of an agreement first outlined with these tribes in 1996. Under the agreement, PT Freeport Indonesia will fund $0.5 million per year to the trust, as long as certain conditions are met, and has provided $2.5 million representing funding for mid-1996 through mid-2001. PT Freeport Indonesia recorded a $2.2 million charge to 2001 production costs for its share of the initial commitment.

PT Freeport Indonesia has a labor agreement covering its hourly paid Indonesian employees, the key provisions of which are renegotiated biannually. PT Freeport Indonesia's labor agreement was scheduled to expire on September 30, 2001. In June 2001, PT Freeport Indonesia and its workers agreed to terms for a new labor agreement that expires September 30, 2003. PT Freeport Indonesia's relations with the workers' union have generally been positive.

PT Freeport Indonesia Operating Results – 2000 Compared with 1999

PT Freeport Indonesia's 2000 revenues benefited from a 9 percent increase in copper price realizations, offset by a 21 percent decline in gold sales volumes and a 3 percent decline in copper sales volumes compared to 1999. Lower ore grades, partly offset by improved recovery rates, resulted in lower 2000 sales volumes. Treatment charges in total were lower in 2000 primarily because of lower treatment rates and copper sales.

PT Freeport Indonesia's mill throughput averaged 223,500 metric tons of ore per day compared with 220,700 metric tons of ore per day for 1999. Lower ore grades during 2000, partly offset by higher recovery rates at the mill, resulted in lower gold production compared with 1999. As discussed in "Environmental Matters," in May 2000 PT Freeport Indonesia voluntarily agreed to temporarily limit Grasberg open-pit production because of an incident at its Wanagon overburden stockpile.

Site production and delivery costs in 2000 averaged 42.7 cents per pound of copper, 6.2 cents per pound higher than the 36.5 cents per pound reported in 1999. Higher mine maintenance costs associated with our larger heavy equipment fleet, including our mine haul trucks and electric shovels, and higher energy costs associated with a significant increase in diesel fuel costs during the year contributed to the higher unit costs. Gold credits in 2000 declined to 39.3 cents per pound as compared with 47.8 cents per pound in 1999 because of lower gold sales. Unit treatment charges were lower in 2000 than in 1999 because of market conditions. Unit royalty costs were lower in 2000 compared with 1999 because of lower gold sales. Royalties totaled $20.2 million in 2000 and $23.0 million in 1999.

A portion of PT Freeport Indonesia's surface mining costs associated with waste rock removal at the Grasberg open-pit mine are initially deferred and subsequently charged to operating costs on the basis of the average ratio of waste rock to ore over the life of the mine. Because of the nature of the Grasberg deposit, mining costs associated with waste rock removal are significantly higher in the early years of the mine's life than in the later years. As a result, waste rock removal costs that relate to future production are deferred in the early years of the mine's life. Prior to 2000, ongoing delineation drilling efforts combined with successive large expansions of PT Freeport Indonesia's mining and milling capacity caused significant variability in engineering estimates of the quantity of estimated waste rock required to be removed over the Grasberg pit's life. As a result, PT Freeport Indonesia's deferral of waste rock removal costs was determined using waste-to-ore ratios excluding the years near the end of the productive life of the Grasberg pit, and had not varied significantly. However, during the fourth quarter of 2000 PT Freeport Indonesia determined that its future surface mine plans were sufficiently established to substantiate the use of estimated life-of-mine waste rock tonnage in its 2001 mine plan in the determination of its deferred waste rock removal costs at the Grasberg open-pit mine.

In the fourth quarter of 2000, PT Freeport Indonesia changed its life-of-mine waste-to-ore ratio to 1.6 to 1 from 2.4 to 1. The fourth-quarter 2000 impact of the change was a $9.9 million deferral of mining costs. The change in total deferred mining costs for the year 2000 was less than $0.1 million. As of December 31, 2000, deferred mining costs included in property, plant and equipment totaled $18.1 million. In 1999 PT Freeport Indonesia amortized to production costs $11.6 million of previously deferred mining costs. The life-of-mine waste-to-ore ratio and the remaining life of the surface mine are reassessed at least annually by PT Freeport Indonesia, and any changes in estimates are reflected prospectively in the determination of deferred waste rock removal costs. The Grasberg open-pit mine is currently our only open-pit mine.

PT Freeport Indonesia Sales Outlook

PT Freeport Indonesia's copper concentrates are sold primarily under long-term sales agreements that are denominated in U.S. dollars, mostly to companies in Asia and Europe and to international trading companies. PT Freeport Indonesia has commitments from various parties, including its affiliates Atlantic Copper and PT Smelting, to purchase virtually all of its estimated 2002 production at market prices. Net of Rio Tinto's interest, PT Freeport Indonesia's share of sales for 2002 is expected to approximate 1.5 billion pounds of copper and 2.1 million ounces of gold. Projected 2002 copper and gold sales reflect the expectation of mining ore with higher copper grades and lower gold grades than the 2001 grades.

PT Freeport Indonesia has a long-term contract to provide approximately 60 percent of Atlantic Copper's copper concentrate requirements at market prices and nearly all of PT Smelting's copper concentrate requirements. For the first 15 years of PT Smelting's operations beginning December 1998, the treatment and refining charges on the majority of the concentrate PT Freeport Indonesia provides will not fall below a specified minimum rate, currently $0.23 per pound, which was the rate for 2001 and is the expected rate for 2002. We anticipate that PT Freeport Indonesia will sell approximately 50 percent of its concentrate production annually to Atlantic Copper and PT Smelting.

Exploration

Drilling on all exploration projects in Block A was concluded in the fourth quarter of 2001. Our exploration and mine planning efforts resulted in the addition of approximately 156 million metric tons of ore to our December 31, 2001 reserves (see "Note 13. Supplementary Mineral Reserve Information (Unaudited)"). Additions were made to the Dom open pit, the Grasberg block cave, the Deep Ore Zone block cave and at Kucing Liar. Improvements to gold recovery at the Grasberg open pit offset reduced gold recovery expectations at Kucing Liar. As a result of continuing low commodity prices, we have reduced our exploration program for 2002 to focus largely on available exploration data. Limited drilling during 2002 will be directed towards delineation of reserves adjacent to our Deep Ore Zone mine.

Field exploration activities outside of our current mining operations area are in suspension due to safety and security issues and uncertainty relating to a possible conflict between our mining and exploration rights in certain forest areas covered by our Contracts of Work and an Indonesian law enacted in 1999 prohibiting open-pit mining in forest preservation areas. These suspensions were granted for one-year periods ending February 26, 2002, for Block B, March 31, 2002, for PT Nabire Bakti Mining and November 15, 2002, for Eastern Minerals. We are currently seeking a renewal of the Block B suspension and expect to seek suspension renewals for the other areas in 2002 for additional one-year periods by written request to the Government of Indonesia.

SMELTING AND REFINING OPERATIONS

Our investment in smelters serves an important role in our concentrate marketing strategy. Approximately one-half of PT Freeport Indonesia's concentrate production is sold to its affiliated smelters, Atlantic Copper and PT Smelting, and the remainder is sold to other customers.

Treatment charges for smelting and refining copper concentrates represent a cost to PT Freeport Indonesia and income to Atlantic Copper and PT Smelting. However, because we have integrated our upstream (mining and milling) and downstream (smelting and refining) operations, we are able to achieve operating hedges which substantially offset the effect of changes in treatment charges for smelting and refining PT Freeport Indonesia's copper concentrates. For example, while low smelting and refining charges adversely affect the operating results of Atlantic Copper and PT Smelting, low charges benefit the operating results of PT Freeport Indonesia's mining operations.

As a result, changes in smelting and refining charges do not have a significant impact on our consolidated operating results. Taking into account taxes and minority ownership interests, an equivalent change in the charges PT Freeport Indonesia pays and the charges Atlantic Copper and PT Smelting receive would essentially offset in our consolidated operating results.

Atlantic Copper Operating Results

Years Ended December 31,	**2001**	2000	1999
Cash margin (in millions)	**$ 25.7**	$52.6	$57.5
Operating income (loss)(in millions)	**$(16.0)**	$ (1.7)	$ 1.6
Concentrate treated (metric tons)	**891,100**	916,300	949,400
Anode production (000s of pounds)	**617,300**	639,100	647,100
Cathode, wire rod and wire sales (000s of pounds)	**549,800**	562,300	558,500
Gold sales in anodes and slimes (ounces)	**831,300**	605,700	792,700

Atlantic Copper Operating Results – 2001 Compared with 2000

Atlantic Copper's cash margin, revenues less production costs, was $26.9 million lower in 2001 compared with 2000 primarily because of lower sales volumes and higher unit costs for refined copper cathodes resulting from a scheduled 27-day major maintenance turnaround in April 2001. The major maintenance turnaround was completed on schedule and had a total impact on cash margin of approximately $15 million (approximately $9 million of direct costs and $6 million related to lower sales volumes). Atlantic Copper's cathode cash production costs per pound of copper, before currency hedging, averaged $0.14 in 2001 and $0.11 in 2000. The increase in unit costs in 2001 primarily reflects the effects of lower production volumes and the costs resulting from the turnaround. The next scheduled major maintenance turnaround is not anticipated for three years. Atlantic Copper's treatment rates (including price participation) averaged $0.17 per pound in 2001 and 2000, which represent historically low levels.

Atlantic Copper recorded an operating loss of $16.0 million in 2001, compared with $1.7 million in 2000. Atlantic Copper recorded net charges to operating results totaling $5.0 million in 2001 primarily for past service costs for an employee benefit plan. Atlantic Copper's operating results also include a $3.0 million charge in 2001 on currency hedging contracts maturing during the year compared to a $16.4 million charge in 2000 for changes in market value of all outstanding currency hedging contracts. As part of refinancing its debt in June 2000, Atlantic Copper was required to significantly expand its program to hedge its anticipated euro-denominated operating costs. Under new accounting standards that we adopted effective January 1, 2001 (see "New Accounting Standards" and "Note 1. Summary of Significant Accounting Policies"), Atlantic Copper recorded net charges to Other Comprehensive Income totaling $10.1 million in 2001 for its outstanding currency hedging contracts at December 31, 2001.

Atlantic Copper Operating Results – 2000 Compared with 1999

Atlantic Copper's cash margin was $52.6 million in 2000 compared with $57.5 million in 1999. The $4.9 million decline in the cash margin primarily reflects lower treatment rates of $0.17 per pound in 2000 compared with $0.20 per pound in 1999. Excess smelter capacity, combined with limited copper concentrate availability, have caused long-term treatment and refining rates to decline since early 1998. Operating income included charges totaling $16.4 million in 2000 and $14.9 million in 1999 for the mark-to-market effect of Atlantic Copper's euro currency hedging contracts.

PT Smelting Operating Results (in millions)

Years Ended December 31,	**2001**	2000	1999
Equity in PT Smelting losses	**$ 5.1**	$ 13.6	$ 10.1
PT Freeport Indonesia profits (recognized) deferred	**$ (6.2)**	$ 2.0	$ 8.0
PT Freeport Indonesia sales to PT Smelting	**$374.1**	$343.3	$252.6

PT Smelting Operating Results – 2001 Compared with 2000

PT Freeport Indonesia accounts for its 25 percent interest in PT Smelting under the equity method and provides PT Smelting with nearly all of its concentrate requirements (see "Note 9. Transactions with Affiliates and Employee Benefits"). PT Smelting operated at 109 percent of its full design capacity of 200,000 metric tons of copper per year during 2001 and at 87 percent of its full design capacity during 2000. Concentrate treated during 2001 totaled 702,900 metric tons, 21 percent above the year-ago period. Anode production was 25 percent higher and cathode production was 34 percent higher in 2001 compared with 2000. PT Smelting's cathode cash production costs per pound of copper totaled $0.12 in 2001, compared with $0.13 in 2000. PT Smelting shut down the smelter, as planned, at the end of March 2000 for the tie-in of a new third anode furnace as well as for planned maintenance. The smelter restarted at the end of April 2000.

Our revenues include PT Freeport Indonesia's sales to PT Smelting, but we defer recognizing profits on 25 percent of PT Freeport Indonesia sales to PT Smelting that are still in PT Smelting's inventory at the end of the period. The effect of changes in these deferred profits was the recognition of profits totaling $6.2 million in 2001 and the deferral of profits totaling $2.0 million in 2000.

PT Smelting Operating Results – 2000 Compared with 1999

As discussed above, PT Smelting temporarily shut down its smelter in 2000 for the tie-in of a new third anode furnace as well as for planned maintenance. During the third quarter of 2000, PT Smelting reached full design capacity of 200,000 metric tons of copper per year. PT Smelting produced 173,800 metric tons of copper in 2000 compared with 126,700 metric tons of copper during 1999. Cathode cash production costs per pound totaled $0.13 in 2000 compared with $0.12 in 1999. The increase in 2000 reflects the shutdown discussed above.

CAPITAL RESOURCES AND LIQUIDITY

Operating Activities

Our operating cash flow exceeded $500 million for the last three years and totaled $509.0 million in 2001, compared with $516.0 million reported in the year-ago period. FCX will continue initiatives in 2002 that are intended to minimize cash expenditures to mitigate the impact of continued low copper prices and expected lower gold sales volumes. Working capital, excluding cash, decreased $22.5 million in 2001 primarily because of the timing of collections of accounts receivable and inventory levels, partly offset by the timing of payments to Rio Tinto for its share of joint venture cash flows.

Operating cash flow decreased 9 percent or $52.8 million in 2000 compared with 1999, primarily because of lower net income partly offset by working capital changes. Working capital, excluding cash, decreased $41.2 million in 2000 primarily because of the timing of payments for accounts payable and accrued liabilities and Rio Tinto's share of joint venture cash flows, partly offset by increases in product inventory and income taxes paid. Working capital increased $11.3 million in 1999 primarily because of an increase in inventories partly offset by a reduction in accounts receivable.

Investing Activities

As part of our 2001 refinancing transactions discussed below, we sold $603.8 million of 8 ¼% Convertible Senior Notes due January 2006. The terms of these notes required that we use $139.8 million of the proceeds to purchase a portfolio of U.S. government securities, which secure and will be used to pay for the first six scheduled interest payments on the notes. The notes are otherwise unsecured.

Our total 2001 capital expenditures were slightly lower compared to 2000. Capital expenditures included our share of development costs for the Deep Ore Zone mine totaling approximately $37 million in 2001 and approximately $33 million in 2000. Our capital expenditures for 2002 are expected to total approximately $170 million, including approximately $36 million for final development of the Deep Ore Zone mine, which started production in 2000 and is expected to reach full production of 25,000 metric tons of ore per day in the second half of 2002. Capital expenditure funding is expected to be provided by operating cash flows.

Financing Activities

In August 2001, we sold $603.8 million of 8 ¼% Convertible Senior Notes due January 2006 (Convertible Notes) for net proceeds of $582.6 million. The net proceeds after purchasing the portfolio of U.S. government securities discussed above were used to repay outstanding amounts under our bank credit facilities.

Including the net proceeds from the sale of the Convertible Notes, our net repayments of debt and partial redemptions of preferred stock totaled $136.0 million in 2001, $29.9 million in 2000 and $330.2 million in 1999. Repayments of debt included payments to acquire full ownership in certain infrastructure asset joint ventures owned by PT ALatieF Nusakarya Corporation, an Indonesian investor, totaling $25.9 million in 2000 and $12.5 million in 1999. PT Freeport Indonesia now owns 100 percent of these joint ventures. PT Freeport Indonesia's increased ownership in the joint ventures benefited net income because it eliminated PT Freeport Indonesia's obligation to pay a guaranteed 15 percent after-tax return to the previous owners. Repayments to Rio Tinto totaled $60.6 million in 2000 and $241.1 million in 1999 from PT Freeport Indonesia's share of incremental cash flow attributable to the fourth concentrator mill expansion. In less than two and one-half years, PT Freeport Indonesia fully repaid the $450 million loan from Rio Tinto, which funded PT Freeport Indonesia's share of the fourth concentrator mill expansion cost.

In June 2000, our Board of Directors authorized a 20-million-share increase in our open market share purchase program, bringing the total shares approved for purchase under this program to 80 million. During 2001, we purchased 0.2 million of our shares (all during the first quarter) for $1.6 million, $8.35 per share. During 2000, we acquired 19.5 million of our shares for $201.8 million (an average of $10.35 per share). During 1999, we purchased 0.8 million shares for $7.8 million (an average of $9.20 per share). From inception of these programs in July 1995 through 2001, we have purchased a total of 70.7 million shares for $1.24 billion (an average of $17.53 per share) and approximately 9.3 million shares remain available under the program. The timing of future purchases is dependent upon many factors, including the price of our common shares, our business and financial position, and general economic and market conditions. Our amended bank credit facilities also include prohibitions on common stock repurchases. See "Amended Bank Credit Facilities" below.

Our annual mandatory partial redemptions of our Silver-Denominated Preferred Stock totaled $10.4 million in 2001, $11.9 million in 2000 and $11.9 million in 1999. Five annual redemption payments remain and will vary with the price of silver. Cash dividends to minority interests owners vary with the level of PT Freeport Indonesia dividends and totaled $6.8 million in 2001, $51.9 million in 2000 and $13.7 million in 1999.

Amended Bank Credit Facilities

In October 2001, we amended our bank credit facilities to extend the maturities and to provide a term loan for financing any obligations we may have resulting from our guarantee of the commercial bank loan to Nusamba. We believe that the amended bank credit facilities together with our cash flows from operations will enable us to fund our ongoing capital expenditures and meet our debt maturities and other commitments over the next several years.

Commitments and Availability. Aggregate commitments under our amended credit facilities total $734.0 million. Borrowings on February 27, 2002, totaled $143.0 million for PT Freeport Indonesia and $361.0 million for FCX.

Maturities and Term Loan Conversion. Amounts that we borrow under our amended credit facilities will mature on December 31, 2005. On December 31, 2003, all revolving loans will convert to term loans, except for a $150.0 million revolving loan for working capital purposes. Scheduled principal payments will not be required until maturity. Instead, we will repay the principal amount of the term loans through semiannual payments of any excess operating cash flows remaining after scheduled payments of other debts, permitted capital expenditures and payment of operating and other costs. Any remaining balance on the term loans will be due on December 31, 2005. Any outstanding balance on the remaining $150.0 million revolving loan will be due on the earlier of December 31, 2005, or one year following repayment in full of the term loans.

We are able to use the amounts available under the amended credit facilities to satisfy interest and principal requirements on our other debt when due. We are currently required to use all operating cash flows remaining after scheduled payments of other debt, permitted capital expenditures and payment of operating and other costs to reduce our borrowings under the amended credit facilities. Thus, no portion of our operating cash flows is currently available for general corporate purposes. At such time that our aggregate borrowings and unused commitments under the amended facilities are less than $200 million and our ratio of consolidated debt to EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is less than or equal to 3.0:1.0, 25 percent of our operating cash flows will be available for general corporate purposes and 75 percent will reduce our borrowings under the amended credit facilities.

Our amended facilities do not restrict our planned exploration activities. The amended credit facilities, however, impose annual limitations on PT Freeport Indonesia's capital expenditures, which limit the amount of funds that we can use for development activities. These annual limitations are approximately $171 million in 2002, $188 million in 2003, $128 million in 2004 and $136 million in 2005. If our capital expenditures in any year are less than 80 percent of the annual limitation for the year, then the unused amount for the year below 80 percent may be carried forward to the next two succeeding years, provided that the unused amount may only be used for deferred mining projects.

Mandatory Repayments and Reductions in Commitments. If we raise proceeds from future offerings, 25 percent of the proceeds from debt issuances and 50 percent of the proceeds from equity issuances will be available to us for general corporate purposes, provided that the balance of such financing proceeds are used to repay borrowings and to reduce commitments under our amended credit facilities. All other proceeds from financings and all available cash of FCX and PT Freeport Indonesia will be used to pay outstanding borrowings under the amended credit facilities and the commitments under the facilities will be reduced by those amounts, except as necessary to maintain our availability to repay $250.0 million for the 7.20% senior notes (see "Revised Debt and Redeemable Preferred Stock Maturities") and to preserve the $150.0 million revolving facility that will continue to be available through December 31, 2005.

Interest Rates. Interest rates on all loans under the amended credit facilities, including the amounts used to fund our obligations under the Nusamba guarantee, are LIBOR plus 4.0 percent with annual increases of 0.125 percent on each anniversary of the closing of the amended facilities. As of December 31, 2001, the interest rate on the amended facilities was 5.9 percent based on a LIBOR rate of 1.9 percent.

Gold-Denominated Preferred Stock Due in 2003. Under the amended credit facilities, we have limitations on the amount of preferred stock we may redeem. In addition, if by August 2003 we have not refinanced or extended the maturity of 80 percent of the Gold-Denominated Preferred Stock beyond 2005, we will not thereafter be permitted to redeem or pay dividends on any of our preferred stock. Therefore, prior to the August 2003 mandatory redemption date of the depositary shares representing our Gold-Denominated Preferred Stock, we intend to refinance or restructure our redemption obligation as to at least 80 percent of the outstanding 6.0 million depositary shares.

Other Covenants. The covenants under the amended credit facilities include (a) a minimum consolidated debt service coverage ratio of 1.25:1.0 through December 2002, and thereafter 1.5:1.0 and (b) a maximum ratio of consolidated debt to EBITDA equal to 4.25:1.0 through September 30, 2002, and thereafter 3.5:1.0. The covenants also include prohibitions on common stock dividends and common stock repurchases, prohibitions on changes in control of FCX or PT Freeport Indonesia, limitations on capital expenditures to specified budgets, limitations on investments, limitations on liens and limitations on transactions with affiliates. In addition, the covenants include a requirement that we implement minimum hedging protection for copper prices under certain circumstances. These covenants will require us to hedge at least 33 percent of our exposure to declines in copper prices for a period of up to one year if put options providing for the sale of copper at a floor price of at least $0.90 per pound become available at a cost of $0.02 or less per pound of copper. These put options would protect operating cash flow from the impact of declines in copper prices below the floor price while continuing to provide full participation at higher prices. The price of copper would have to increase substantially from current levels for put options to be available at this price.

Security and Guarantees. Our obligations under the amended credit facilities are secured by a first security lien on over 80 percent of PT Freeport Indonesia's total assets (the remaining assets secure other obligations) and by our pledge of 50.1 percent of the outstanding capital stock of PT Freeport Indonesia and all of the outstanding capital stock of PT Indocopper Investama owned by us. PT Freeport Indonesia's obligations also continue to be secured by its pledge of its rights under the Contract of Work. In addition, PT Freeport Indonesia guarantees FCX's obligations under the credit facilities.

Revised Debt and Redeemable Preferred Stock Maturities. Below is a summary of our debt and redeemable preferred stock maturities, including the Nusamba loan that we repaid in February 2002, based on loan balances as of December 31, 2001, and gold and silver prices (which determine the preferred stock redemption amounts) as of December 31, 2001 (in millions):

	2002	2003	2004	2005	2006	Thereafter
Amended bank credit facilities	$ —	$ —	$ —	$222.0	$ —	$ —
Nusamba loan [a]	—	—	—	253.4	—	—
Infrastructure financings and equipment loans	113.6	57.7	63.1	46.0	48.3	190.4
7.20% Senior Notes due 2026 [b]	—	250.0	—	—	—	—
7.50% Senior Notes due 2006 [c]	—	—	—	—	200.0	—
Convertible Notes	—	—	—	—	603.8	—
Atlantic Copper facilities and other	91.8	20.1	10.1	24.1	24.1	120.1
Total debt maturities	205.4	327.8	73.2	545.5	876.2	310.5
Redeemable preferred stock [d]	10.8	176.7	10.8	10.8	129.7	—
Total maturities	$216.2	$504.5	$84.0	$556.3	$1,005.9	$310.5

a. *We repaid the Nusamba loan on February 27, 2002, as provided for under our amended bank credit facilities.*

b. *Although due in 2026, the holders of the 7.20% senior notes may, and are expected to, elect early repayment in November 2003.*

c. *Due November 15, 2006.*

d. *Represents $10.8 million each year for our Silver-Denominated Preferred Stock, $165.9 million in August 2003 for our Gold-Denominated Preferred Stock, and $118.9 million in February 2006 for our Gold-Denominated Preferred Stock, Series II. As discussed above, we intend to refinance or restructure our redemption obligation as to at least 80 percent of the outstanding Gold-Denominated Preferred Stock.*

Other Contractual Obligations

In addition to our debt and redeemable preferred stock maturities, we have other long-term contractual obligations and commitments which we expect to fund with projected operating cash flows, available credit facilities or future financing transactions, if necessary. These obligations and commitments include PT Freeport Indonesia's commitment to provide one percent of its annual revenue through mid-2006 for development of the local people through the Freeport Fund for Irian Jaya Development. In addition, Atlantic Copper has an unfunded contractual obligation denominated in euros to supplement amounts paid to retired employees, as well as dollar-denominated contracts to purchase concentrates from third parties. Atlantic Copper makes annual payments, which totaled $5.7 million in 2001, to the retired employees. Amended Spanish legislation requires that Atlantic Copper begin funding its contractual obligation to the retired employees through a third party in November 2002. Atlantic Copper also has contracts with third parties to purchase concentrates totaling 296,000 metric tons in 2002, 220,000 metric tons in 2003, 134,000 metric tons in 2004, 140,000 metric tons in 2005 and 20,000 metric tons in 2006, at market prices.

Environmental Matters

We believe that our Indonesian operations are being conducted pursuant to applicable permits and are in compliance in all material respects with applicable Indonesian environmental laws, rules and regulations. An independent environmental audit completed in 1999 by Montgomery Watson, an internationally recognized environmental consulting and auditing firm, verified our compliance. Our ultimate reclamation and closure activities will be determined after consultation with the Indonesian government, affected local residents and other affected parties. Thus, we cannot currently project with precision the ultimate amount of reclamation and closure costs we will incur. Our best estimate at this time is that PT Freeport Indonesia's total reclamation and closure costs may require in excess of $100 million but are not expected to exceed $150 million. Estimates of reclamation and closure costs involve complex issues requiring integrated assessments over a period of many years and are subject to revision over time as we perform more complete studies. Some reclamation costs will be incurred during mining activities, while most closure costs and the remaining reclamation costs will be incurred at the end of mining activities, which are currently estimated to continue for more than 30 years. Included in other liabilities at December 31, 2001, is $24.1 million accrued on a unit-of-production basis for mine closure and reclamation costs. Our accounting for mine closure and reclamation costs will change in 2003 based on a new accounting standard (see "New Accounting Standards") and we are working on a study of our retirement obligations that will be used to assess the impact of adopting the new standard.

In 1996, we began contributing to a cash fund ($3.3 million balance at December 31, 2001) designed to accumulate at least $100 million by the end of our Indonesian mining activities. We plan to use this fund, including accrued interest, to pay for mine closure and reclamation. Any incremental costs in excess of the $100 million fund are expected to be incurred throughout the life of the mine and would be funded by operational cash flow or the sale of assets, as needed. An increasing emphasis on environmental issues and future changes in regulations could require us to incur additional costs which would be charged against future operations. Estimates involving environmental matters are by their nature imprecise and can be expected to be revised over time because of changes in government regulations, operations, technology and inflation.

The cost of complying with environmental laws is a fundamental cost of our business. We incurred aggregate environmental capital expenditures and other environmental costs totaling $78.2 million in 2001, $106.1 million in 2000 and $73.3 million in 1999, including tailings management levee maintenance and mine reclamation. In 2002, we expect to incur approximately $11 million of environmental capital expenditures and $40 million of other environmental costs. These environmental expenditures are part of our overall 2002 operating budget.

In May 2000, a slippage occurred in the overburden waste stockpile at the Wanagon basin following a period of excessive rainfall, causing a wave of water and material to overflow from the basin. Four employees of a contractor to PT Freeport Indonesia were working in the area and perished. Contained within the mud were the treatment solids from the lime precipitation of acid rock drainage, which then entered the tailings river system near the village of Banti. PT Freeport Indonesia charged $2.9 million to its 2000 production costs, primarily for assets lost as a result of the incident. In addition, we incurred environmental costs for overburden disposition, stockpile stabilization, laboratory testing and consulting studies relating to the Wanagon overburden waste stockpile.

Sampling and monitoring were initiated at a number of stations covering the entire tailings system between the mine and estuary. A specific risk analysis was conducted as a result of this event and was based on the monitoring program. No long-term environmental effects were found from the direct monitoring nor predicted by the risk assessment. The slippage caused a flow of sediments containing elevated levels of precipitated copper. As a result, water quality in the river was temporarily diminished due to higher levels of total suspended solids. According to water quality tests, the pre-slippage water quality in the river was substantially reestablished by the following day and was fully reestablished within 22 days after the incident.

PT Freeport Indonesia engaged international experts and outside consultants led by a team from the Institute of Technology of Bandung (Indonesia) to conduct a comprehensive study of the cause of the slippage and to recommend a future course of action. Working with the close cooperation of the Indonesian Department of Energy and Natural Resources and also BAPEDAL (the Indonesian environmental protection agency), PT Freeport Indonesia initiated a stockpile stabilization program and voluntarily agreed to a temporary limitation on average production from the Grasberg open pit of 200,000 metric tons per day. Underground ore production was not affected. A safe-zone based on engineering calculations was subsequently identified along the Wanagon River and within the village of Banti. The residents within this zone were temporarily moved to Tembagapura, our original mining town site, and the houses were removed. These families were relocated to new housing designed according to their wishes and located on higher ground in Banti. After successful completion of the stabilization program and consultation with the Indonesian government and affected local residents, normal overburden placement at the Wanagon stockpile resumed and the restriction on production from the Grasberg open pit was lifted at the end of 2000.

DISCLOSURES ABOUT MARKET RISKS

Commodity Price Risk

Our revenues include PT Freeport Indonesia's sale of copper concentrates, which also contain significant amounts of gold, and Atlantic Copper's sale of copper anodes, cathodes, wire rod, wire and precious metals in slimes. Our revenues and net income vary significantly with fluctuations in the market prices of copper and gold and other factors. A change of $0.01 in the average price per pound of copper would have an approximate $14 million impact on our revenues and an approximate $7 million impact on our net income, assuming approximately 1.4 billion pounds of annual PT Freeport Indonesia copper sales. A change of $10 in the average price per ounce of gold would have an approximate $20 million impact on our revenues and an approximate $10 million impact on our net income, assuming approximately 2 million ounces of annual PT Freeport Indonesia gold sales.

At times, in response to market conditions, we have entered into copper and gold price protection contracts for some portion of our expected future mine production to mitigate the risk of adverse price fluctuations. We currently have no copper or gold price protection contracts relating to our mine production other than our gold-denominated preferred stock discussed below.

PT Freeport Indonesia's concentrate sales agreements, with regard to copper, provide for provisional billings at the time of shipment with final pricing settlement generally based on the average London Metal Exchange (LME) price for a specified future period. Under Statement of Financial Accounting Standards No. 133 (SFAS 133), PT Freeport Indonesia's sales based on a provisional sales price contain an embedded derivative which is required to be bifurcated from the host contract (see "New Accounting Standards"). The host contract is the sale of the concentrates at the current spot LME price. The embedded derivative, which does not qualify for hedge accounting, is marked-to-market through earnings each period. At December 31, 2001, we had consolidated embedded copper derivatives on 144.8 million pounds recorded at an average price of $0.65 per pound remaining to be finally priced. Nearly all of these embedded derivatives are expected to be finally priced during the first quarter of 2002. A one-cent movement in the average price used for these embedded derivatives will have an approximate $0.7 million impact on our 2002 net income.

In late 1999, PT Freeport Indonesia began a program using copper forward contracts to fix the prices of a portion of its quarter-end open pounds when market conditions are favorable. PT Freeport Indonesia entered into contracts to hedge its open pounds at the end of the first two quarters of 2000 and the third and fourth quarters of 1999, and recorded additional revenues of $1.7 million in 2000 and $0.8 million in 1999 from these forward sales. PT Freeport Indonesia has not entered into any contracts for its open pounds since mid-2000.

We have outstanding three issues of redeemable preferred stock indexed to gold and silver prices. We account for these securities as a hedge of future production and carry them on our balance sheets at their original issue value less redemptions. As redemption payments occur, differences between the carrying value and the redemption payment, which is based on commodity prices at the time of redemption, are recorded as an adjustment to revenues (see Notes 1, 6 and 11 of "Notes to Financial Statements"). Future redemption payments denominated in ounces and equivalent value in dollars, as well as dollar-equivalent dividend payments, based on December 31, 2001, gold and silver prices, follow (dollars in millions):

	Gold				Silver			
	Redemption Ounces	Redemption Amount	Carrying Value	Dividend Amount	Redemption Ounces	Redemption Amount	Carrying Value	Dividend Amount
2002	—	$ —	$ —	$ 9.7	2,380,000	$ 10.8	$ 12.5	$ 2.1
2003	600,000	165.9	232.6	8.2	2,380,000	10.8	12.5	1.7
2004	—	—	—	3.9	2,380,000	10.8	12.5	1.2
2005	—	—	—	3.9	2,380,000	10.8	12.5	0.8
2006	430,000	118.9	167.4	1.0	2,380,000	10.8	12.5	0.3
		$ 284.8	$ 400.0			$ 54.0	$ 62.5	

The fair values of the redeemable preferred stock based on December 31, 2001, quoted market prices were $213.7 million for the preferred stock indexed to gold prices and $40.5 million for the preferred stock indexed to silver prices. As discussed above, we intend to refinance or restructure our 2003 gold redemption obligation as to at least 80 percent of the outstanding amount. We expect that refinancing or restructuring our 2003 gold redemption obligation likely will require us to change our accounting for these instruments to bifurcate the embedded gold derivatives and reflect changes in the derivatives' fair values in current period earnings.

Atlantic Copper's purchases of copper concentrate are priced at approximately the same time as its sales of the refined copper, thereby protecting Atlantic Copper from most copper price risk. Atlantic Copper enters into futures contracts to hedge its price risk whenever its physical purchases and sales pricing periods do not match. At December 31, 2001, Atlantic Copper had contracts, with a fair value of $0.1 million, to sell 10.9 million pounds at an average price of $0.66 per pound through January 2002.

Foreign Currency Exchange Risk

The majority of our operations are in Indonesia and Spain, where our functional currency is the U.S. dollar. All of our revenues are denominated in U.S. dollars; however, some costs and certain asset and liability accounts are denominated in Indonesian rupiahs, Australian dollars or euros. Generally, our results are positively affected when the U.S. dollar strengthens against these foreign currencies and adversely affected when the U.S. dollar weakens against these foreign currencies.

Since 1997, the Indonesian rupiah/U.S. dollar exchange rate has been volatile. One U.S. dollar was equivalent to 10,160 rupiahs at December 31, 2001, 9,215 rupiahs at December 31, 2000, and 6,970 rupiahs at December 31, 1999. PT Freeport Indonesia recorded losses to production costs totaling $1.2 million in 2001, $0.2 million in 2000 and $1.2 million in 1999 related to its rupiah-denominated net monetary assets/liabilities. At December 31, 2001, net liabilities totaled $1.8 million at an exchange rate of 10,160 rupiahs to one U.S. dollar.

Operationally, PT Freeport Indonesia has benefited from a weakened Indonesian rupiah, primarily through lower labor costs. At estimated annual aggregate rupiah payments of 900 billion and a December 31, 2001, exchange rate of 10,160 rupiahs to one U.S. dollar, a one-thousand-rupiah increase in the exchange rate would result in an approximate $8 million decrease in annual operating costs. A one-thousand-rupiah decrease in the exchange rate would result in an approximate $10 million increase in annual operating costs.

At times, PT Freeport Indonesia has entered into foreign currency forward contracts to hedge a portion of its aggregate anticipated Indonesian rupiah and Australian dollar payments. As of December 31, 2001, PT Freeport Indonesia had foreign currency contracts to hedge 479.8 billion of rupiah payments, or approximately 50 percent of aggregate projected 2002 rupiah payments at an average exchange rate of 12,643 rupiahs to one U.S. dollar. Each 1,000-rupiah change in the Indonesian rupiah/U.S. dollar exchange rate impacts the market value of these contracts by approximately $3.5 million. We recorded net gains (losses) to production costs for PT Freeport Indonesia's foreign currency contracts totaling $(0.7) million in 2001, $(5.3) million in 2000 and $3.1 million in 1999. Under a new accounting standard that became effective January 1, 2001, gains or losses on qualifying hedging contracts are recognized in earnings as the contracts are settled, with changes in the fair value of outstanding contracts reflected in Other Comprehensive Income, a component of stockholders' equity, until realized (see "New Accounting Standards"). We recorded net gains of $2.0 million to Other Comprehensive Income in 2001 for PT Freeport Indonesia's outstanding currency hedging contracts at December 31, 2001.

A portion of Atlantic Copper's operating costs and certain of its asset and liability accounts are denominated in euros. Atlantic Copper had euro-denominated net monetary liabilities at December 31, 2001, totaling $68.2 million recorded at an exchange rate of $0.88 per euro. The euro exchange rate was $0.88 per euro at December 31, 2001, $0.93 per euro at December 31, 2000, and $1.00 per euro at December 31, 1999. Adjustments to Atlantic Copper's euro-denominated net liabilities to reflect changes in the exchange rate are recorded in other income and totaled gains of $2.4 million in 2001, $4.4 million in 2000 and $10.9 million in 1999.

At estimated annual euro payments of 90 million euros and a December 31, 2001, exchange rate of $0.88 per euro, a $0.05 increase or decrease in the exchange rate would result in an approximate $4.5 million change in annual costs, before any hedging effects.

As part of refinancing its debt in June 2000, Atlantic Copper was required to significantly expand its program to hedge anticipated euro-denominated operating costs. At December 31, 2001, Atlantic Copper had contracts to purchase 126.2 million euros at an average exchange rate of $1.01 per euro through December 2003. These contracts currently hedge approximately 60 percent of Atlantic Copper's projected 2002 and 2003 euro disbursements. Losses related to Atlantic Copper's forward currency contracts are included in production costs and totaled $3.0 million in 2001, $16.4 million in 2000 and $14.9 million in 1999. Each $0.01 change in the US$/euro exchange rate impacts the market value of these contracts by approximately $1 million. Under a new accounting standard that became effective January 1, 2001, gains or losses on qualifying hedging contracts are recognized in earnings as the contracts are settled, with changes in the fair value of outstanding contracts reflected in Other Comprehensive Income, a component of stockholders' equity, until realized (see "New Accounting Standards"). We recorded net charges of $10.1 million to Other Comprehensive Income in 2001 for Atlantic Copper's outstanding currency hedging contracts at December 31, 2001.

Interest Rate Risk

The table below presents our scheduled maturities of principal for outstanding debt including the amounts we funded under our Nusamba guarantee, and notional amounts for interest rate swaps at December 31, 2001, and fair value at December 31, 2001 (dollars in millions). Atlantic Copper has interest rate swap contracts to fix interest rates on a portion of its variable-rate debt through March 2004. The costs associated with these contracts are an adjustment to interest expense over the terms of the agreements (see Notes 5 and 11 of "Notes to Financial Statements").

	2002	2003	2004	2005	2006	Thereafter	Fair Value
Long-term debt:							
Fixed rate	$ 6.5	$259.3	$11.7	$ —	$803.8	$ —	$1,103.8
Average interest rate	10.0%	7.3%	10.0%	—	8.1%	—	7.9%
Variable rate	$198.9	$ 68.5	$61.5	$545.5	$ 72.4	$310.5	$1,257.3
Average interest rate	7.0%	9.3%	9.9%	6.5%	8.5%	9.9%	7.9%
Interest rate swaps:							
Amount	$ 59.6	$ 51.5	$41.5	$ —	$ —	$ —	$ (3.3)
Average interest rate	7.3%	5.7%	6.0%	—	—	—	6.6%

NEW ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board issued SFAS 143, "Accounting for Asset Retirement Obligations," which requires recording the fair value of a liability for an asset retirement obligation in the period incurred. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application permitted. Upon adoption of the standard, we are required to use a cumulative-effect approach, which requires the cumulative effect of adoption to be reflected in earnings as a separate line item – "Cumulative effect of accounting change" – for all existing asset retirement obligation liabilities, asset retirement costs and accumulated depreciation. We have begun work on identifying and quantifying our asset retirement obligations in accordance with the new standard, but currently do not expect to adopt the new rules before January 1, 2003.

In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. We adopted SFAS 133 effective January 1, 2001. SFAS 133, as subsequently amended, allows us to report changes in the fair value of financial instruments that qualify as cash flow hedges, including foreign currency contracts and interest rate swaps, in other comprehensive income, a component of stockholders' equity, until realized. We elected to continue our current accounting for our redeemable preferred stock indexed to commodities under the provisions of SFAS 133 that allow such instruments issued before January 1, 1998, to be excluded from those instruments required to be adjusted for changes in their fair values (see "Note 1. Summary of Significant Accounting Policies").

The most significant impact on our financial statements of adopting SFAS 133 is on our accounting for rupiah, Australian dollar and euro foreign currency contracts. Changes in the fair values of these open foreign currency contracts that hedge anticipated future operating costs are reflected in other comprehensive income and do not affect earnings until the contracts mature. Before January 1, 2001, the changes in the market values of our foreign currency contracts that are intended to cover anticipated future operating costs were recorded in earnings. On January 1, 2001, we recorded a $0.8 million gain to other income for the difference between the recorded values of our outstanding foreign currency contracts at December 31, 2000, and their fair values as calculated under SFAS 133.

DEVELOPMENTS IN INDONESIA

Indonesia's economic recovery remains vulnerable to ongoing political and social tensions. In July 2001, Indonesia's highest political institution, the People's Consultative Assembly, elected then Vice President Megawati Sukarnoputri as the new President. The international community, including the United States, has expressed support for the newly elected President. In late September 2001, President Sukarnoputri visited the United States for nine days and met with U.S. President George W. Bush and other U.S. government officials. President Sukarnoputri announced Indonesia's strong support for the U.S. war against terrorism and won U.S. support for Indonesia's territorial integrity and for renewed ties with Indonesia's military. The U.S. also announced a new assistance package for Indonesia, including funds for judicial reform, police training, refugee aid, trade and finance initiatives as well as the granting of duty-free status to additional Indonesian exports. President Sukarnoputri's comments in public and in private with U.S. business and financial groups provided strong reassurance that the Indonesian government would honor all of its contracts and commitments and take steps to strengthen order and certainty.

Since the September 11 attacks in New York and Washington, D.C., the Sukarnoputri government has been criticized by certain political and religious sects for its support of the U.S. Indonesia is the world's most populous Muslim country and there have been anti-American protests in Jakarta, the capital city of Indonesia. Most observers agree that the demonstrations do not reflect a change for Indonesia's overwhelmingly moderate Muslims, but rather are being orchestrated by a small group of radical Muslims. These demonstrations did not have broad public support and stopped by November.

In Papua, where Christianity is the predominant religion of the local population, there have been sporadic conflicts between separatists and the Indonesian military. President Sukarnoputri's government advanced implementation of special autonomy rules, which provide greater revenues and control to the province, and passed a law to change Irian Jaya's name to Papua. Our mining operations have continued to operate normally. Although incidents of violence continue to be reported in Papua, no incidents of separatist violence have occurred in PT Freeport Indonesia's area of operations, where the local community leaders continue to support peaceful solutions to the complex issue of regional autonomy.

PT Freeport Indonesia's and Eastern Minerals' operations, all of which are in Indonesia, are conducted through the PT Freeport Indonesia and Eastern Minerals Contracts of Work. Both Contracts of Work have 30-year terms, provide for two 10-year extensions under certain conditions, and govern PT Freeport Indonesia's and Eastern Minerals' rights and obligations relating to taxes, exchange controls, repatriation and other matters. Both Contracts of Work were concluded pursuant to the 1967 Foreign Capital Investment Law, which expresses Indonesia's foreign investment policy and provides basic guarantees of remittance rights and protection against nationalization, a framework for economic incentives and basic rules regarding other rights and obligations of foreign investors. Specifically, the Contracts of Work provide that the Government of Indonesia will not nationalize or expropriate PT Freeport Indonesia's or Eastern Minerals' mining operations. Any disputes regarding the provisions of the Contracts of Work are subject to international arbitration. Our belief that our Contracts of Work will continue to be honored is further supported by U.S. laws, which prohibit U.S. aid to countries that nationalize property owned by, or take steps to nullify a contract with, a U.S. citizen or company at least 50 percent owned by U.S. citizens if the foreign country does not within a reasonable time take appropriate steps to provide full value compensation or other relief under international law.

We have had positive relations with the Government of Indonesia since we commenced business activities in Indonesia in 1967, and we contribute significantly to both the local economy of Papua as well as the overall Indonesian economy. We are one of the largest taxpayers in Indonesia and are a significant employer in a remote and undeveloped area of the country. We intend to continue to maintain positive working relationships with the central, provincial and local branches of the Government of Indonesia.

CAUTIONARY STATEMENT

Our discussion and analysis contains forward-looking statements in which we discuss factors we believe may affect our performance in the future. Forward-looking statements are all statements other than historical facts, such as those regarding our anticipated sales volumes, ore grades, general and administrative expense, unit net cash costs, capital expenditures, future environmental costs, debt repayments and refinancing, political, economic and social conditions in our areas of operations, treatment charge rates, depreciation rates, exploration efforts and results and the availability of financing. We caution you that these statements are not guarantees of future performance, and our actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements. Important factors that can cause our actual results to differ materially from those anticipated in the forward-looking statements include unanticipated declines in the average grades of ore mined, unanticipated milling and other processing problems, labor relations, weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, Indonesian political risks and other factors described in more detail under the heading "Risk Factors" in our Form 10-K for the year ended December 31, 2001.

Freeport-McMoRan Copper & Gold Inc. (the Company) is responsible for the preparation of the financial statements and all other information contained in this Annual Report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States and include amounts that are based on management's informed judgments and estimates.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance at reasonable costs that assets are safeguarded against loss or unauthorized use, that transactions are executed in accordance with management's authorization and that transactions are recorded and summarized properly. The system is tested and evaluated on a regular basis by the Company's internal auditors, PricewaterhouseCoopers LLP. In accordance with auditing standards generally accepted in the United States, the Company's independent public accountants, Arthur Andersen LLP, have developed an overall understanding of our accounting and financial controls and have conducted other tests as they consider necessary to support their opinion on the financial statements.

The Board of Directors, through its Audit Committee composed solely of non-employee directors, is responsible for overseeing the integrity and reliability of the Company's accounting and financial reporting practices and the effectiveness of its system of internal controls. Arthur Andersen LLP and PricewaterhouseCoopers LLP meet regularly with, and have access to, this committee, with and without management present, to discuss the results of their audit work.

James R. Moffett
Chairman of the Board and Chief Executive Officer

Richard C. Adkerson
President and Chief Financial Officer

FREEPORT-McMoRan COPPER & GOLD INC.
Statements of Income

Years Ended December 31,	2001	2000	1999
(In Thousands, Except Per Share Amounts)			
Revenues	**$1,838,866**	$1,868,610	$1,887,328
Cost of sales:			
Production and delivery	**943,439**	1,012,962	934,549
Depreciation and amortization	**283,889**	283,556	293,213
Total cost of sales	**1,227,328**	1,296,518	1,227,762
Exploration expenses	**9,190**	8,849	10,626
General and administrative expenses	**59,422**	70,950	70,624
Total costs and expenses	**1,295,940**	1,376,317	1,309,012
Operating income	**542,926**	492,293	578,316
Equity in PT Smelting losses	**(5,137)**	(13,593)	(10,074)
Interest expense, net	**(173,595)**	(205,346)	(194,069)
Other income (expense), net	**(5,418)**	(114)	6,661
Income before income taxes and minority interests	**358,776**	273,240	380,834
Provision for income taxes	**(202,979)**	(159,573)	(195,653)
Minority interests in net income of consolidated subsidiaries	**(42,772)**	(36,680)	(48,714)
Net income	**113,025**	76,987	136,467
Preferred dividends	**(36,529)**	(37,487)	(35,680)
Net income applicable to common stock	**$ 76,496**	$ 39,500	$ 100,787
Net income per share of common stock:			
Basic	**$ .53**	$ .26	$ .62
Diluted	**$ .53**	$ .26	$ .61
Average common shares outstanding:			
Basic	**143,952**	153,997	163,613
Diluted	**144,938**	154,519	164,567

The accompanying Notes to Financial Statements are an integral part of these financial statements.

Statements of Cash Flows

Years Ended December 31,	2001	2000	1999
(In Thousands)			
Cash flow from operating activities:			
Net income	**$ 113,025**	$ 76,987	$ 136,467
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**283,889**	283,556	293,213
Deferred income taxes	**67,086**	49,154	60,104
Minority interests' share of net income	**42,772**	36,680	48,714
Equity in PT Smelting losses	**5,137**	13,593	10,074
Change in deferred mining costs	**(29,444)**	28	11,597
Provision for inventory obsolescence	**6,000**	6,000	1,500
Other	**(1,977)**	8,812	18,387
Decreases (increases) in working capital:			
Accounts receivable	**31,750**	17,955	42,062
Inventories	**20,844**	(39,624)	(52,854)
Prepaid expenses and other	**8,355**	5,407	(6,757)
Accounts payable and accrued liabilities	**(5,289)**	57,830	(15,606)
Rio Tinto share of joint venture cash flows	**(37,743)**	34,342	138
Accrued income taxes	**4,578**	(34,700)	21,745
Decrease (increase) in working capital	**22,495**	41,210	(11,272)
Net cash provided by operating activities	**508,983**	516,020	568,784
Cash flow from investing activities:			
Purchase of restricted investments	**(139,762)**	—	—
PT Freeport Indonesia capital expenditures	**(156,373)**	(156,199)	(151,015)
Atlantic Copper capital expenditures	**(10,599)**	(14,760)	(6,423)
Investment in PT Smelting	**—**	(5,717)	(3,384)
Other	**5,930**	(4,538)	796
Net cash used in investing activities	**(300,804)**	(181,214)	(160,026)
Cash flow from financing activities:			
Net proceeds from sale of convertible senior notes	**582,619**	—	—
Proceeds from other debt	**112,953**	354,634	513,241
Repayments of debt	**(821,218)**	(372,681)	(831,453)
Purchases of FCX common shares	**(3,436)**	(199,945)	(7,921)
Partial redemption of preferred stock	**(10,386)**	(11,893)	(11,946)
Cash dividends paid:			
Preferred stock	**(36,612)**	(37,713)	(38,019)
Minority interests	**(6,786)**	(51,923)	(13,674)
Loans to Nusamba	**(5,548)**	(12,379)	(18,263)
Amended bank credit facilities fees	**(20,743)**	—	—
Other	**597**	(1,636)	98
Net cash used in financing activities	**(208,560)**	(333,536)	(407,937)
Net increase (decrease) in cash and cash equivalents	**(381)**	1,270	821
Cash and cash equivalents at beginning of year	**7,968**	6,698	5,877
Cash and cash equivalents at end of year	**$ 7,587**	$ 7,968	$ 6,698
Interest paid	**$ 160,128**	$ 211,352	$ 194,546
Income taxes paid	**$ 139,448**	$ 136,984	$ 113,804

The accompanying Notes to Financial Statements, which include information in Notes 1, 2, 5, 6 and 11 regarding noncash transactions, are an integral part of these financial statements.

FREEPORT-McMoRan COPPER & GOLD INC.

Balance Sheets

December 31,	2001	2000
(In Thousands)		
Assets		
Current Assets:		
Cash and cash equivalents	$ 7,587	$ 7,968
Restricted investments	49,809	—
Accounts receivable:		
Customers	103,235	128,198
Other	15,376	20,887
Inventories:		
Product	132,821	158,868
Materials and supplies	236,367	241,739
Prepaid expenses and other	3,075	11,462
Total current assets	548,270	569,122
Property, plant and equipment, net	3,457,277	3,248,710
Restricted investments	92,079	—
Investment in PT Smelting	57,194	56,154
Other assets	57,109	76,755
Total assets	$ 4,211,929	$ 3,950,741
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 307,526	$ 301,639
Current portion of long-term debt and short-term borrowings	205,420	202,294
Rio Tinto share of joint venture cash flows	33,646	78,706
Unearned customer receipts	33,422	28,688
Accrued interest payable	31,394	11,569
Accrued income taxes	17,019	11,016
Total current liabilities	628,427	633,912
Long-term debt, less current portion	2,133,180	1,987,731
Accrued postretirement benefits and other liabilities	119,404	112,831
Deferred income taxes	671,015	599,536
Minority interests	92,955	103,795
Redeemable preferred stock	462,504	475,005
Stockholders' equity:		
Step-up convertible preferred stock	349,990	349,990
Class A common stock, par value $0.10, 97,146,428 shares and 97,071,944 shares issued and outstanding, respectively	9,715	9,707
Class B common stock, par value $0.10, 121,744,654 shares and 121,687,529 shares issued and outstanding, respectively	12,174	12,169
Capital in excess of par value of common stock	660,329	657,239
Retained earnings	407,397	330,901
Accumulated other comprehensive income (loss)	(1,184)	10,244
Common stock held in treasury - 74,915,457 shares and 74,718,076 shares, at cost, respectively	(1,333,977)	(1,332,319)
Total stockholders' equity	104,444	37,931
Total liabilities and stockholders' equity	$ 4,211,929	$ 3,950,741

The accompanying Notes to Financial Statements are an integral part of these financial statements.

FREEPORT-McMoRan COPPER & GOLD INC.
Statements of Stockholders' Equity

Years Ended December 31,	2001	2000	1999
(In Thousands)			
Step-up convertible preferred stock:			
Representing 13,999,600 shares	**$ 349,990**	$ 349,990	$ 349,990
Class A common stock:			
Balance at beginning of year representing 97,071,944 shares	**9,707**	9,707	9,707
Issued restricted stock representing 74,484 shares	**8**	—	—
Balance at end of year representing 97,146,428 shares in 2001 and 97,071,944 shares in 2000 and 1999	**9,715**	9,707	9,707
Class B common stock:			
Balance at beginning of year representing 121,687,529 shares in 2001, 121,540,842 shares in 2000 and 121,453,497 shares in 1999	**12,169**	12,154	12,145
Exercised stock options representing 57,125 shares in 2001, 146,687 shares in 2000 and 87,345 shares in 1999	**5**	15	9
Balance at end of year representing 121,744,654 shares in 2001, 121,687,529 shares in 2000 and 121,540,842 shares in 1999	**12,174**	12,169	12,154
Capital in excess of par value of common stock:			
Balance at beginning of year	**657,239**	652,100	650,746
Exercised stock options	**899**	2,199	1,354
Restricted stock grants	**2,191**	2,940	—
Balance at end of year	**660,329**	657,239	652,100
Retained earnings:			
Balance at beginning of year	**330,901**	291,401	190,614
Net income	**113,025**	76,987	136,467
Dividends on preferred stock	**(36,529)**	(37,487)	(35,680)
Balance at end of year	**407,397**	330,901	291,401
Accumulated other comprehensive income (loss):			
Balance at beginning of year	**10,244**	10,244	10,244
Other comprehensive income (loss), net of taxes:			
Cumulative effect of change in accounting for derivatives	**(982)**	—	—
Change in unrealized derivatives' fair value	**(14,920)**	—	—
Reclass to earnings of net realized derivative losses	**4,474**	—	—
Balance at end of year	**(1,184)**	10,244	10,244
Common stock held in treasury:			
Balance at beginning of year representing 74,718,076 shares in 2001, 55,115,819 shares in 2000 and 54,217,541 shares in 1999	**(1,332,319)**	(1,128,716)	(1,120,030)
Shares purchased representing 194,000 shares in 2001, 19,493,300 shares in 2000 and 844,200 shares in 1999	**(1,620)**	(201,761)	(7,765)
Tender of 3,381 shares in 2001, 108,957 shares in 2000, and 54,078 shares in 1999 to FCX to exercise stock options	**(38)**	(1,842)	(921)
Balance at end of year representing 74,915,457 shares in 2001, 74,718,076 shares in 2000 and 55,115,819 shares in 1999	**(1,333,977)**	(1,332,319)	(1,128,716)
Total stockholders' equity	**$ 104,444**	$ 37,931	$ 196,880

The accompanying Notes to Financial Statements are an integral part of these financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The consolidated financial statements of Freeport-McMoRan Copper & Gold Inc. (FCX) include the accounts of those subsidiaries where FCX directly or indirectly has more than 50 percent of the voting rights and has the right to control significant management decisions. FCX consolidates PT Freeport Indonesia, including certain joint ventures involving PT Freeport Indonesia (Note 5), as well as its wholly owned subsidiaries, PT Irja Eastern Minerals and Atlantic Copper, S.A. FCX's unincorporated joint ventures with Rio Tinto plc are reflected using the proportionate consolidation method (Note 2). PT Freeport Indonesia's investment in PT Smelting is accounted for under the equity method (Note 9). All significant intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the 2001 presentation.

Use of Estimates. The preparation of FCX's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of management estimates include useful asset lives for depreciation and amortization, the estimated average ratio of waste rock to ore over the life of the open-pit mine, allowances for obsolete inventory, reclamation and environmental obligations, postretirement and other employee benefits, deferred taxes and valuation allowances, future cash flow associated with assets and proven and probable reserves. Actual results could differ from those estimates.

Cash Equivalents. Highly liquid investments purchased with maturities of three months or less are considered cash equivalents.

Accounts Receivable. Customer accounts receivable include amounts due from PT Smelting totaling $17.4 million at December 31, 2001, and $22.6 million at December 31, 2000. Other accounts receivable include refundable value-added taxes, net of the allowance for estimated uncollectible amounts, totaling $2.1 million at December 31, 2001, and $15.2 million at December 31, 2000. The allowance for estimated uncollectible amounts totaled less than $0.1 million at December 31, 2001, and $0.3 million at December 31, 2000.

Inventories. Inventories are stated at the lower of cost or market. PT Freeport Indonesia uses the average cost method and Atlantic Copper uses the first-in, first-out (FIFO) cost method.

Property, Plant and Equipment. Property, plant and equipment are carried at cost. Mineral exploration costs are expensed as incurred, except in the year when proven and probable reserves have been established for a given property, in which case all exploration costs for that property incurred since the beginning of that year are capitalized. Refer to Note 13 for the definition of proven and probable reserves. No exploration costs were capitalized during the years presented. Development costs are capitalized beginning after proven and probable reserves have been established. Additionally, interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use. Expenditures for replacements and improvements are capitalized. Costs related to periodic scheduled maintenance (turnarounds) are expensed as incurred. Depreciation for mining and milling life-of-mine assets is determined using the unit-of-production method based on estimated recoverable proven and probable copper reserves. Other assets are depreciated on a straight-line basis over estimated useful lives of 15 to 20 years for buildings and 3 to 25 years for machinery and equipment.

For 2001, PT Freeport Indonesia changed the estimated depreciable lives of certain of its assets, primarily its power generation assets, which decreased depreciation expense for 2001 by $25.6 million, $12.5 million to net income ($0.09 per share), and had increased estimates of future development costs related to its undeveloped ore bodies, which increased depreciation expense for 2001 by $39.8 million, $19.4 million to net income ($0.13 per share). These changes resulted from a review of recent operating history and current maintenance practices, and from our updated comprehensive mine development plan.

Accounting Change – Depreciation and Amortization. Effective January 1, 2002, FCX changed its methodology used in the determination of depreciation associated with PT Freeport Indonesia's mining and milling life-of-mine assets. Prior to January 1, 2002, PT Freeport Indonesia depreciated its mining and milling life-of-mine assets on a composite basis. Total historical capitalized costs and estimated future development costs relating to its developed and undeveloped reserves were depreciated using the unit-of-production method based on total developed and undeveloped proven and probable copper reserves. Estimated future development costs, which are significant, are necessary to develop PT Freeport Indonesia's undeveloped ore bodies and are expected to be incurred over the next 20 to 25 years.

After considering the inherent uncertainties and subjectivity relating to the long time frame over which these estimated costs would be incurred, and after consultation with the accounting staff of the Securities and Exchange Commission, management decided to revise its depreciation methodology prospectively. Effective January 1, 2002, depreciation for mining and milling life-of-mine assets excludes consideration of future development costs. Instead, under the new methodology, PT Freeport Indonesia depreciates only the historical capitalized costs of individual producing mines over the related proven and probable copper reserves. Infrastructure and other common costs will continue to be depreciated over total proven and probable copper reserves. The cumulative effect of this change through December 31, 2001 is not expected to be material, although the pro forma effect of the change on historical 2001 and 2000 results, as well as the effect on future years' results, likely will be significant.

Asset Impairment. FCX reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is measured as the amount by which asset carrying value exceeds its fair value. Fair value is generally determined using valuation techniques such as estimated future cash flows. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows for our mining assets, which are considered one asset group, include estimates of recoverable pounds and ounces, metal prices (considering current and historical prices, price trends and related factors), production rates and costs, capital and reclamation costs as appropriate, all based on detailed engineering life-of-mine plans. Future cash flows for our smelting assets include estimates of treatment and refining rates (considering current and historical prices, price trends and related factors), production rates and costs, capital and reclamation costs as appropriate, all based on operating projections. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. No impairment losses were recorded during the periods presented.

Deferred Mining Costs. In general, mining costs are charged to operations as incurred. However, because of the configuration and location of the Grasberg ore body and the location and extent of surrounding waste rock, the ratio of waste rock to ore is much higher in the initial mining of the pit than in later years. As a result, surface mining costs associated with waste rock removal at PT Freeport Indonesia's open-pit mine that relate to future production are initially deferred and subsequently charged to operating costs when the ratio of actual waste rock removed to ore mined falls below the estimated average ratio of waste rock to ore over the life of the Grasberg open pit. PT Freeport Indonesia evaluates the recoverability of these deferred mining costs in conjunction with its evaluation of the recoverability of its mining assets as described in FCX's "Asset Impairment" accounting policy.

PT Freeport Indonesia's geologists and engineers reassess the waste rock to ore ratio and the remaining life of its open-pit mine at least annually, and any changes in estimates are reflected prospectively beginning in the quarter of change. During the fourth quarter of 2001, PT Freeport Indonesia changed its estimated average ratio of waste rock to ore over the life of the mine in its deferred mining costs calculation to 1.8 to 1 from 1.6 to 1 and during the fourth quarter of 2000 the average ratio changed to 1.6 to 1 from 2.4 to 1. For 1999 the estimated average ratio of waste rock to ore was 2.1 to 1. The change during the fourth quarter of 2000 reflects PT Freeport Indonesia's finalization of its overall open-pit mine plan after reviewing various alternative pit designs during its previous mining and milling expansions. The fourth-quarter 2000 impact of the change was a $9.9 million deferral of mining costs and for the full year the net deferral was not significant.

Income Taxes. FCX accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." Deferred income taxes are provided to reflect the future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

Reclamation and Mine Closure. Estimated future reclamation and mine closure costs for PT Freeport Indonesia's current mining operations in Indonesia are accrued and charged to income over the estimated life of the mine by the unit-of-production method based on estimated recoverable proven and probable copper reserves. Estimated future reclamation and mine closure costs are based on management's best estimate of the undiscounted costs expected to be incurred. Changes in estimates are charged to earnings prospectively over future periods. Expenditures resulting from the remediation of conditions caused by past operations are charged to expense.

In July 2001, the Financial Accounting Standards Board issued SFAS 143, "Accounting for Asset Retirement Obligations," which requires recording the fair value of a liability for an asset retirement obligation in the period incurred. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application permitted. Upon adoption of the standard, FCX is required to use a cumulative-effect approach, which requires the cumulative effect of adoption to be reflected in earnings as a separate line item – "Cumulative effect of accounting change" – for all existing asset retirement obligation liabilities, asset retirement costs and accumulated depreciation. FCX has begun work on identifying and quantifying its asset retirement obligations in accordance with the new standard, but currently does not expect to adopt the new rules before January 1, 2003.

Derivative Financial Instruments. At times FCX and its subsidiaries have entered into derivative contracts to manage certain risks resulting from fluctuations in commodity prices (primarily copper and gold), foreign currency exchange rates and interest rates by creating offsetting market exposures. Effective January 1, 2001, FCX adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as subsequently amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation.

Upon adoption of SFAS 133 on January 1, 2001, FCX recorded immaterial cumulative gain adjustments totaling $0.8 million to other income and net income to adjust the recorded values of PT Freeport Indonesia's and Atlantic Copper's foreign currency forward contracts to fair value and $0.8 million to revenues ($0.4 million to net income) to adjust the embedded derivatives in PT Freeport Indonesia's provisionally priced copper sales to fair value, as calculated under SFAS 133. In addition, FCX recorded a cumulative effect net loss adjustment to other comprehensive income totaling $1.0 million for the fair value of Atlantic Copper's interest rate swaps on January 1, 2001. FCX elected to continue its historical accounting for its redeemable preferred stock indexed to commodities under the provisions of SFAS 133 which allow such instruments issued before January 1, 1998, to be excluded from those instruments required to be adjusted for changes in their fair values. Redeemable preferred stock indexed to commodities is treated as a hedge of future production and is carried at its original issue value. As redemption payments occur, differences between the carrying value and the payment are recorded as an adjustment to revenues. FCX expects to refinance or restructure certain of its redeemable preferred stock prior to its mandatory redemption date in August 2003 (Note 6), which likely will require FCX to change its accounting for these instruments to bifurcate the embedded derivatives and reflect changes in the derivatives' fair values in current period earnings.

FCX and its subsidiaries have entered into derivative contracts in limited instances to achieve specific objectives. Currently, the objectives principally relate to managing risks associated with foreign currency, commodity price and interest rate risks with Atlantic Copper's smelting operations, where certain derivative contracts are required under financing agreements. In addition, in response to volatility in the Indonesian rupiah and Australian dollar currencies, FCX has sought to manage certain foreign currency risks with PT Freeport Indonesia's mining operations. In the past, FCX entered into derivative contracts related to PT Freeport Indonesia's exposure to copper and gold prices, but activities in this regard since 1997 have been limited to establishing fixed prices for open copper sales under PT Freeport Indonesia's concentrate sales contracts. FCX does not enter into derivative contracts for speculative purposes. See Note 11 for a summary of FCX's outstanding derivative instruments at December 31, 2001, and a discussion of FCX's risk management strategies for those designated as hedges.

Revenue Recognition. PT Freeport Indonesia's sales of copper concentrates, which also contain significant amounts of gold, are recognized in revenues when the title to the concentrates is transferred to the buyer (which coincides with the transfer of the risk of loss) at the point the concentrates are moved over the vessel's rail at PT Freeport Indonesia's port facility.

Revenues from PT Freeport Indonesia's concentrate sales are recorded based on either 100 percent of a provisional sales price or a final sales price calculated in accordance with the terms specified in the relevant sales contract. Revenues from concentrate sales are recorded net of royalties, treatment and all refining charges (including price participation, if applicable) and the impact of commodity contracts (Note 11). Moreover, because a portion of the metals contained in copper concentrates is unrecoverable as a result of the smelting process, our revenues from concentrate sales are also recorded net of allowances based on the quantity and value of these unrecoverable metals. These allowances are a negotiated term of our contracts and vary by customer. Treatment and refining charges represent payments to smelters and refiners and are either fixed or in certain cases vary with the price of copper.

PT Freeport Indonesia's concentrate sales agreements, including its sales to Atlantic Copper and PT Smelting, that provide for provisional billings are based on world metals prices when shipped, primarily using then-current prices on the London Metal Exchange (LME). Final settlement on the copper portion is generally based on the average LME price for a specified future period generally three months after the month of arrival at the customer's facility. Final delivery to customers in Asia generally takes up to 18 days and to customers in Europe generally takes up to 60 days.

Under SFAS 133, PT Freeport Indonesia's sales based on a provisional sales price contain an embedded derivative which is required to be bifurcated from the host contract. The host contract is the sale of the concentrates at the current spot LME price. The embedded derivative, which does not qualify for hedge accounting, is marked-to-market through earnings each period. At December 31, 2001, FCX had consolidated embedded copper derivatives on 144.8 million pounds recorded at an average price of $0.65 per pound. Nearly all of these derivatives are expected to be finally priced during the first quarter of 2002. A one-cent movement in the average price used for these derivatives will have an approximate $0.7 million impact on FCX's 2002 net income. Gold sales are priced according to individual contract terms, generally the average London Bullion Market Association price for a specified month near the month of shipment. For 2001, 2000 and 1999, the maximum net price adjustment after initial recognition of revenues was 5 percent for copper and 1 percent for gold.

PT Freeport Indonesia pays royalties under a Contract of Work (see Note 10). The copper royalty rate payable by PT Freeport Indonesia under its Contract of Work varies from 1.5 percent of copper net revenue at a copper price of $0.90 or less per pound to 3.5 percent at a copper price of $1.10 or more per pound. The Contract of Work royalty rate for gold and silver sales is 1.0 percent.

A large part of the mineral royalties under Government of Indonesia regulations are designated to the provinces from which the minerals are extracted. In connection with its fourth concentrator mill expansion, PT Freeport Indonesia agreed to pay the Government of Indonesia voluntary additional royalties (royalties not required by the Contract of Work) to provide further support to the local governments and the people of Papua (formerly Irian Jaya). The additional royalties are paid on metal from production above 200,000 metric tons of ore per day. The additional royalty for copper equals the Contract of Work royalty rate, and for gold and silver equals twice the Contract of Work royalty rates. Therefore, PT Freeport Indonesia's royalty rate on copper net revenues from production above 200,000 metric tons of ore per day is double the Contract of Work royalty rate, and the royalty rates on gold and silver sales from production above 200,000 metric tons of ore per day are triple the Contract of Work royalty rates. The combined royalties, including the voluntary additional royalties which became effective January 1, 1999, totaled $24.3 million in 2001, $20.2 million in 2000 and $23.0 million in 1999.

Foreign Currencies. Transaction gains and losses associated with Atlantic Copper's euro-denominated and PT Freeport Indonesia's rupiah-denominated monetary assets and liabilities are included in net income. Atlantic Copper's euro-denominated net monetary liabilities totaled $68.2 million at December 31, 2001, based on an exchange rate of $0.88 per euro. Excluding hedging amounts, net Atlantic Copper foreign currency transaction gains totaled $2.4 million in 2001, $4.4 million in 2000 and $10.9 million in 1999. PT Freeport Indonesia's rupiah-denominated net monetary liabilities totaled $1.8 million at December 31, 2001, based on an exchange rate of 10,160 rupiahs to one U.S. dollar. Excluding hedging amounts, net PT Freeport Indonesia foreign currency transaction losses totaled $1.2 million in 2001, $0.2 million in 2000 and $1.2 million in 1999.

Comprehensive Income. FCX follows SFAS 130, "Reporting Comprehensive Income," for the reporting and display of comprehensive income (net income plus other comprehensive income, or all other changes in net assets from nonowner sources) and its components. FCX had no items of other comprehensive income in 1999 or 2000. FCX's comprehensive income for 2001 is summarized below (in thousands).

Net income	**$113,025**
Other comprehensive income (loss):	
Cumulative effect of change in accounting for derivatives, no tax effect	**(982)**
Change in unrealized derivatives' fair value (net of taxes of $1.2 million)	**(14,920)**
Reclass to earnings (net of taxes of $0.3 million)	**4,474**
Total comprehensive income	**$101,597**

Effective January 1996, Atlantic Copper changed its functional currency from the peseta to the U.S. dollar. This change resulted from significant changes in Atlantic Copper's operations related to a large expansion of its smelting and refining operations financed with U.S. dollar borrowings and the sale of its mining operations that incurred significant peseta operating costs. Accumulated Other Comprehensive Income reported in the Statements of Stockholders' Equity before 2001 consisted solely of the cumulative foreign currency translation adjustment at Atlantic Copper prior to changing its functional currency, for which there is no tax effect. In accordance with SFAS 52, the currency translation adjustment became fixed upon the change in functional currency and will only be adjusted in the event of a full or partial sale of FCX's investment in Atlantic Copper.

Earnings Per Share. Basic net income per share of common stock was calculated by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the year. Diluted net income per share of common stock was calculated by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the year plus the net effect of dilutive stock options and unvested restricted stock. Dilutive stock options represented 0.7 million shares in 2001, 0.3 million shares in 2000 and 1.0 million shares in 1999. Dilutive restricted stock totaled 0.3 million shares in 2001 and 0.2 million shares in 2000.

Options with exercise prices greater than the average market price of the common stock during the year were excluded from the computation of diluted net income per share of common stock. This amounted to options for 11.0 million shares in 2001, 11.4 million shares in 2000 and 11.0 million shares in 1999 at average exercise prices of $22 per share. FCX's Step-Up Convertible Preferred Stock and its 8 ¼% Convertible Senior Notes issued in August 2001 were not included in the computation of diluted net income per share of common stock because including the conversion of these instruments would have increased net income per share of common stock. The preferred stock was convertible into 11.7 million shares of common stock and accrued dividends totaled $24.5 million in 2001, $24.5 million in 2000 and $22.2 million in 1999. The senior notes were convertible into a weighted average 17.0 million shares of common stock and accrued interest totaled $20.3 million for 2001.

NOTE 2 OWNERSHIP IN SUBSIDIARIES AND JOINT VENTURES WITH RIO TINTO

Ownership in Subsidiaries. FCX's direct ownership in PT Freeport Indonesia totaled 81.3 percent at December 31, 2001 and 2000. FCX also owns 49 percent of PT Indocopper Investama, a 9.4 percent owner of PT Freeport Indonesia, bringing FCX's total ownership in PT Freeport Indonesia to 85.9 percent at December 31, 2001 and 2000. FCX acquired the remaining approximate 51 percent ownership in PT Indocopper Investama on February 27, 2002, as discussed below, bringing FCX's total ownership in PT Freeport Indonesia to 90.6 percent. At December 31, 2001, PT Freeport Indonesia's net assets totaled $1.1 billion, including $873.9 million of retained earnings. FCX has various intercompany loans to PT Freeport Indonesia totaling $569.8 million at December 31, 2001.

Substantially all of PT Freeport Indonesia's assets are located in Indonesia. Indonesia's economic recovery remains vulnerable to ongoing political and social tensions. In July 2001, Indonesia's highest political institution, the People's Consultative Assembly, elected then Vice President Megawati Sukarnoputri as the new President. The international community, including the United States, has expressed support for the newly elected President. In late September 2001, President Sukarnoputri visited the United States for nine days and met with U.S. President George W. Bush and other U.S. government officials. President Sukarnoputri announced Indonesia's strong support for the U.S. war against terrorism and won U.S. support for Indonesia's territorial integrity and for renewed ties with Indonesia's military. The U.S. also announced a new assistance package for Indonesia, including funds for judicial reform, police training, refugee aid, trade and finance initiatives as well as the granting of duty-free status to additional Indonesian exports.

In Papua, where Christianity is the predominant religion of the local population, there have been sporadic conflicts between separatists and the Indonesian military. President Sukarnoputri's government advanced implementation of special autonomy rules, which provide greater revenues and control to the province, and passed a law to change Irian Jaya's name to Papua. Our mining operations have continued to operate normally. Although incidents of violence continue to be reported in Papua, no incidents of separatist violence have occurred in PT Freeport Indonesia's area of operations, where the local community leaders continue to support peaceful solutions to the complex issue of regional autonomy.

In 1997, PT Nusamba Mineral Industri (Nusamba), an Indonesian company and a subsidiary of PT Nusantara Ampera Bakti, acquired from a third party approximately 51 percent of the capital stock of PT Indocopper Investama. Nusamba paid $61.6 million in cash and financed $253.4 million of the $315.0 million purchase price with a variable-rate commercial loan from a syndicate of commercial banks, including JPMorgan Chase Bank as agent, which was to mature in March 2002. FCX guaranteed the Nusamba loan for the purpose of continuing minority Indonesian ownership of PT Freeport Indonesia. FCX also agreed to lend to Nusamba any amounts to cover any shortfalls between the interest payments due on the commercial loan and dividends received by Nusamba from PT Indocopper Investama. FCX charged $7.3 million to expense for amounts loaned to Nusamba to cover interest shortfalls funded during 2001 above the $61.6 million that Nusamba originally paid for its investment in PT Indocopper Investama.

In discussions subsequent to December 31, 2001, Nusamba informed FCX that it did not expect to be able to repay the bank loan or FCX's loan at maturity, which would obligate FCX to pay the bank loan. On February 27, 2002, FCX repaid the bank loan as provided for under the terms of its amended credit facilities and acquired Nusamba's ownership in PT Indocopper Investama. As a result of FCX's payment of the Nusamba bank loan, on its December 31, 2001, balance sheet FCX has:

- recorded an additional liability of $253.4 million to reflect the payment of the Nusamba bank loan,
- reduced "other assets" by $61.6 million to reflect the nonpayment of its loan to Nusamba,
- increased deferred income taxes by $4.2 million to reflect tax liabilities relating to the increased equity ownership in PT Freeport Indonesia,
- reduced minority interests by $52.0 million to reflect the increased equity ownership in PT Freeport Indonesia, and
- increased property, plant and equipment by $267.3 million to reflect the cost of the acquisition in excess of the book value of the equity ownership in PT Freeport Indonesia FCX acquired.

The pro forma impact had FCX been obligated to perform under the guarantee on January 1, 2001, would have been an approximately $6 million ($0.04 per share) reduction in FCX's 2001 net income.

FCX's direct ownership in Eastern Minerals totaled 90 percent at December 31, 2001 and 2000. PT Indocopper Investama owns the remaining 10 percent of Eastern Minerals, bringing FCX's total ownership in Eastern Minerals to 100 percent at December 31, 2001, after considering FCX's acquisition of the remaining 51 percent ownership of PT Indocopper Investama discussed above.

FCX owns 100 percent of the outstanding Atlantic Copper common stock. At December 31, 2001, Atlantic Copper's net assets totaled $51.1 million and FCX had no outstanding advances to Atlantic Copper. Atlantic Copper is not expected to pay dividends in the near future. Under the terms of its concentrate sales agreements with Atlantic Copper, PT Freeport Indonesia had outstanding trade receivables from Atlantic Copper totaling $101.2 million at December 31, 2001. FCX made cash contributions to Atlantic Copper totaling $7.6 million in 2001, $32.4 million in 2000 and $40.0 million in 1999. In addition to the contributions, FCX forgave $24.2 million of outstanding advances in 1999. These transactions had no impact on FCX's consolidated financial statements.

Joint Ventures With Rio Tinto. Rio Tinto owns 23.9 million shares of FCX Class A common stock (approximately 16.6 percent of the December 31, 2001, total outstanding common stock of FCX). In addition, FCX and Rio Tinto have established joint ventures. Under the joint venture arrangements, Rio Tinto has a 40 percent interest in PT Freeport Indonesia's Contract of Work and Eastern Minerals' Contract of Work, and the option to participate in 40 percent of any other future exploration projects in Papua. Under the arrangements, Rio Tinto funded $100 million in 1996 for approved exploration costs in the areas covered by the PT Freeport Indonesia and Eastern Minerals Contracts of Work. All exploration costs in the joint venture areas are now being shared 60 percent by FCX and 40 percent by Rio Tinto.

Pursuant to the joint venture agreement, Rio Tinto has a 40 percent interest in certain assets and future production exceeding specified annual amounts of copper, gold and silver through 2021 in Block A of PT Freeport Indonesia's Contract of Work, and, after 2021, a 40 percent interest in all production from Block A. Operating, nonexpansion capital and administrative costs are shared proportionately between PT Freeport Indonesia and Rio Tinto based on the ratio of (a) the incremental revenues from production from the expansion and (b) total revenues from production from Block A, including production from PT Freeport Indonesia's previously existing reserves. PT Freeport Indonesia will continue to receive 100 percent of the cash flow from specified annual amounts of copper, gold and silver through 2021 calculated by reference to its proven and probable reserves as of December 31, 1994, and 60 percent of all remaining cash flow.

PT Freeport Indonesia completed an expansion of its mining and milling facilities in early 1998. In addition to funding its 40 percent share of all expansion capital, including the fourth concentrator mill expansion, Rio Tinto provided a $450 million nonrecourse loan to PT Freeport Indonesia for PT Freeport Indonesia's share of the cost of the expansion. PT Freeport Indonesia and Rio Tinto began sharing incremental cash flow attributable to the expansion effective January 1, 1998, on the basis of 60 percent to PT Freeport Indonesia and 40 percent to Rio Tinto. PT Freeport Indonesia paid its share of incremental cash flow to Rio Tinto until Rio Tinto received an amount equal to the funds loaned to PT Freeport Indonesia, plus interest based on Rio Tinto's cost of borrowing. PT Freeport Indonesia's share of incremental cash flow through the final payment in May 2000 totaled $502.6 million, of which $61.7 million was paid to Rio Tinto in 2000, $252.3 million in 1999 and $188.6 million in 1998.

NOTE 3 INVENTORIES

The components of product inventories follow (in thousands):

December 31,		2001	2000
PT Freeport Indonesia:	Concentrates – Average Cost	**$ 6,562**	$ 7,779
Atlantic Copper:	Concentrates – FIFO	**63,469**	110,591
	Work in process – FIFO	**59,929**	33,938
	Finished goods – FIFO	**2,861**	6,560
Total product inventories		**$132,821**	$158,868

The average cost method was used to determine the cost of essentially all materials and supplies inventory. Materials and supplies inventory is net of obsolescence reserves totaling $17.1 million at December 31, 2001, and $16.8 million at December 31, 2000.

NOTE 4 PROPERTY, PLANT AND EQUIPMENT, NET

The components of net property, plant and equipment follow (in thousands):

December 31,	2001	2000
Exploration, development and other	$ 1,263,722	$ 968,246
Buildings and infrastructure	1,228,034	1,206,404
Machinery and equipment	1,709,629	1,669,552
Mobile equipment	516,686	508,788
Infrastructure assets	570,441	572,884
Construction in progress	244,239	183,583
Property, plant and equipment	5,532,751	5,109,457
Accumulated depreciation and amortization	(2,123,064)	(1,878,893)
Deferred mining costs	47,590	18,146
Property, plant and equipment, net	$ 3,457,277	$ 3,248,710

Exploration, development and other includes excess costs related to investments in consolidated subsidiaries. Excess costs consist of $69.5 million related to FCX's purchase in December 1992 of 49 percent of the capital stock of PT Indocopper Investama, $34.5 million related to PT Freeport Indonesia's issuance of its shares to FCX in 1993 and 1994 to settle a convertible loan due to FCX and $267.3 million related to FCX's acquisition of the remaining approximate 51 percent of the capital stock of PT Indocopper Investama in February 2002 (see Note 2). These costs are amortized using the unit-of-production method based on estimated recoverable proven and probable copper reserves. Additionally, excess costs include $20.8 million related to FCX's acquisition of Atlantic Copper in 1993. These costs are amortized using the straight-line method based on the estimated life of Atlantic Copper's smelter assets.

NOTE 5 LONG-TERM DEBT

December 31,	2001	2000
(In Thousands)		
Notes Payable:		
FCX and PT Freeport Indonesia credit facilities, average rate 6.6% in 2001 and 8.2% in 2000	$ 222,000	$ 760,000
Nusamba loan (Note 2)	253,371	—
Atlantic Copper facility, average rate 6.4% in 2001 and 8.3% in 2000	182,805	194,824
Atlantic Copper working capital revolver, average rate 4.8% in 2001and 7.2% in 2000	40,000	38,900
Atlantic Copper deferral loan, average rate 6.6% in 2001 and 9.0% in 2000	30,000	25,000
Equipment loans	61,194	65,656
Other notes payable and short-term borrowings	37,810	24,637
Senior Notes:		
8 ¼% Convertible Senior Notes due 2006	603,750	—
7.50% Senior Notes due 2006	200,000	200,000
7.20% Senior Notes due 2026	250,000	250,000
9 ¾% Senior Notes due 2001	—	120,000
Infrastructure asset financings, average rate 10.5% in 2001 and 12.1% in 2000	457,670	511,008
	2,338,600	2,190,025
Less current portion and short-term borrowings	205,420	202,294
	$2,133,180	$1,987,731

Notes Payable. In October 2001, FCX and PT Freeport Indonesia amended their bank credit facilities to extend the maturities to December 2005. Aggregate commitments under the credit facilities total $734.0 million, including $253.4 million for FCX's guarantee of a loan of Nusamba (see Note 2). As of December 31, 2001, $64.6 million is available to FCX and $258.6 million is available to PT Freeport Indonesia.

Borrowings under the credit facilities as of December 31, 2001, totaled $126.0 million for PT Freeport Indonesia and $96.0 million for FCX. Amounts borrowed are available on a revolving basis until December 2003, at which time all borrowed amounts will convert to term loans, except for a $150.0 million revolving loan which will remain available for working capital purposes. The initial interest rate on all borrowings is LIBOR plus 4.0 percent with annual increases of 0.125 percent. The LIBOR rate was 1.9 percent at December 31, 2001.

The credit facilities require that all available cash flow after scheduled debt payments, permitted capital expenditures and payment of operating and other costs be used to reduce outstanding amounts under the credit facilities. Any remaining balance on the term loans will be due on December 31, 2005. Any outstanding balance on the remaining $150.0 million revolving loan will be due on the earlier of December 31, 2005, or one year following repayment in full of the term loans. Amounts available under the credit facilities may be used to repay $250.0 million for FCX's 7.20% Senior Notes in November 2003 to the extent necessary. However, the credit facilities impose limitations on the amount of preferred stock FCX may redeem (see Note 6).

The credit facilities also include prohibitions on common stock dividends and common stock purchases, limitations on capital expenditures to specified budgets, limitations on investments, limitations on liens and limitations on transactions with affiliates, and require that certain financial ratios be maintained. Security for obligations outstanding under the credit facilities includes over 80 percent of PT Freeport Indonesia's assets, 50.1 percent of the outstanding stock of PT Freeport Indonesia, the outstanding stock of PT Indocopper Investama owned by FCX, and a pledge of PT Freeport Indonesia's rights under its Contract of Work. PT Freeport Indonesia also guarantees FCX's obligations under the credit facilities.

In June 2000, Atlantic Copper refinanced its variable-rate project loan (the Atlantic Copper facility). As of December 31, 2001, the variable-rate project loan, nonrecourse to FCX, consisted of a $118.0 million term loan being repaid with variable quarterly installments through December 2007 ($3.75 million a quarter in 2002) and a $65.0 million working capital revolver ($64.8 million outstanding at December 31, 2001) that matures December 2007. The Atlantic Copper facility requires certain hedging arrangements, restricts other borrowings and specifies certain minimum coverage ratios. Borrowings under the Atlantic Copper facility are secured by 100 percent of Atlantic Copper's capital stock, its smelter and refinery assets, and certain receivables and inventory.

Atlantic Copper has a variable-rate $40 million working capital revolving credit facility ($40.0 million outstanding at December 31, 2001) that is secured by certain shipments of copper concentrate, and has access to additional lines of credit, which are generally unsecured, with various financial institutions. The revolver matures December 2002 and Atlantic Copper is working to refinance this obligation.

Atlantic Copper has $30.0 million outstanding as of December 31, 2001, under a deferral loan with the same security as the Atlantic Copper facility. Interest is variable and the loan matures January 2008.

FCX and PT Freeport Indonesia have equipment loans secured by certain PT Freeport Indonesia assets with a vendor. The FCX loan had a $21.0 million balance at December 31, 2001. Interest accrued at a fixed rate of 8.1 percent until December 2001, when the rate became variable. Principal payments total $7.0 million annually. PT Freeport Indonesia has two variable-rate equipment loans with the same vendor ($40.2 million outstanding at December 31, 2001). The weighted average interest rate on the loans was 7.0 percent for 2001 and 9.0 percent for 2000. Principal payments total $4.9 million annually through 2006 then $0.7 million through 2008. Balloon payments total $12.5 million in December 2006 and $2.0 million in December 2008.

Senior Notes. In August 2001, FCX sold $603.8 million of 8¼% Convertible Senior Notes due January 2006 for net proceeds of $582.6 million. Interest on the notes is payable semiannually on January 31 and July 31 of each year. FCX may redeem some or all of the notes at any time after July 31, 2004, at specified redemption prices. A portion of the net proceeds was used to purchase $139.8 million of U.S. government securities, which secure and will be used to pay for the first six scheduled interest payments on the notes. The notes are otherwise unsecured. The remaining net proceeds were used to repay outstanding amounts under the FCX/PT Freeport Indonesia bank credit facilities.

The 8¼% Convertible Senior Notes are convertible, at the option of the holder, at any time on or prior to maturity into, at the option of the holder, shares of class A or class B common stock of FCX at a conversion price of $14.30 per share, which is equal to a conversion rate of approximately 69.9301 shares of class A or class B common stock per $1,000 principal amount of notes.

The 7.50% and 7.20% Senior Notes are redeemable at the option of FCX at the greater of (a) their principal amount or (b) the remaining scheduled payments of principal and interest discounted to the date of redemption on a semiannual basis at the applicable treasury rate plus 30 basis points, together with, in either case, accrued interest to the date of redemption. Each holder of the 7.20% Senior Notes may elect early repayment in November 2003.

Infrastructure Asset Financings. Through 1997 PT Freeport Indonesia sold assets for $458.2 million to a power joint venture, in which it previously had a 30 percent interest, and is purchasing power under infrastructure asset financing arrangements. The infrastructure asset financing obligations pursuant to the power sales agreement totaled $359.5 million at December 31, 2001, and $387.0 million at December 31, 2000.

In 1995, PT Freeport Indonesia sold certain of its port, marine, logistics and construction equipment assets and facilities for $100.0 million to an unrelated joint venture and sold $48.0 million of its aviation assets to a joint venture, 25 percent owned by PT Freeport Indonesia. PT Freeport Indonesia guarantees a bank loan totaling $27.9 million at December 31, 2001, associated with these sales. PT Freeport Indonesia is leasing these assets under infrastructure asset financing arrangements. The obligations under these infrastructure asset financings totaled $40.0 million at December 31, 2001, and $56.2 million at December 31, 2000.

From December 1993 to March 1997, PT Freeport Indonesia sold $270.0 million of infrastructure assets to joint ventures owned one-third by PT Freeport Indonesia and two-thirds by PT ALatieF Nusakarya Corporation (ALatieF), an Indonesian investor. Funding for the purchases consisted of $90.0 million in equity contributions by the joint venture partners, a $60.0 million bank loan and FCX's 9¾% Senior Notes, which were repaid in 2001. PT Freeport Indonesia subsequently sold its one-third interest in the joint ventures to ALatieF in March 1997. In September 1998, PT Freeport Indonesia reacquired for $30 million an aggregate one-third interest in the joint ventures. During 2000, PT Freeport Indonesia purchased the remaining interest in the joint ventures for $25.9 million cash and the assumption of $34.1 million of bank debt. The balance of the original $60.0 million bank loan totaled $30.8 million at December 31, 2001, and $35.1 million at December 31, 2000, and the balance of the bank debt assumed during 2000 totaled $27.4 million at December 31, 2001, and $32.7 million at December 31, 2000.

Maturities and Capitalized Interest. Maturities of debt instruments and infrastructure asset financings based on the amounts and terms outstanding at December 31, 2001, totaled $205.4 million in 2002, $327.8 million in 2003, $73.2 million in 2004, $545.5 million in 2005, $876.2 million in 2006 and $310.5 million thereafter. Capitalized interest totaled $9.4 million in 2001, $7.2 million in 2000 and $3.8 million in 1999.

NOTE 6 REDEEMABLE PREFERRED STOCK

FCX has outstanding 6.0 million depositary shares representing 300,000 shares of its Gold-Denominated Preferred Stock totaling $232.6 million. Each depositary share has a cumulative quarterly cash dividend equal to the value of 0.000875 ounce of gold and is mandatorily redeemable in August 2003 for the cash value of 0.1 ounce of gold. Under its amended credit facilities, FCX has limitations on the amount of preferred stock it may redeem and, if by August 2003 it has not extended the maturity of at least 80 percent of the Gold-Denominated Preferred Stock beyond 2005, FCX will not thereafter be permitted to redeem or pay dividends on any of its preferred stock. FCX intends to refinance or restructure its redemption obligation as to at least 80 percent of the outstanding 6.0 million depositary shares prior to the August 2003 mandatory redemption date.

FCX has outstanding 4.3 million depositary shares representing 215,279 shares of its Gold-Denominated Preferred Stock, Series II totaling $167.4 million. Each depositary share has a cumulative quarterly cash dividend equal to the value of 0.0008125 ounce of gold and is mandatorily redeemable in February 2006 for the cash value of 0.1 ounce of gold.

FCX has outstanding 4.8 million depositary shares representing 74,375 shares of its Silver-Denominated Preferred Stock totaling $62.5 million at December 31, 2001, and 89,250 shares totaling $75.0 million at December 31, 2000. As of December 31, 2001, each depositary share has a cumulative quarterly cash dividend equal to the value of 0.0257813 ounce of silver, which declines after each redemption payment. FCX made annual mandatory partial redemption payments on the underlying Silver-Denominated Preferred Stock in August of 2001, 2000 and 1999. For each of the partial redemptions, the difference between FCX's carrying amount of $12.5 million and the actual redemption payments was credited to revenues. The credits to revenues totaled $2.1 million in 2001, $0.6 million in 2000 and $0.6 million in 1999. Five annual redemption payments remain and will vary with the price of silver.

NOTE 7 STOCKHOLDERS' EQUITY

Common Stock. FCX has 473.6 million authorized shares of capital stock consisting of 423.6 million shares of common stock and 50.0 million shares of preferred stock. FCX has two classes of common stock, which differ only as to their voting rights for the directors of FCX. Holders of Class B common stock elect 80 percent of the FCX board of directors while holders of Class A common stock and holders of preferred stock (discussed below) elect 20 percent.

Preferred Stock. FCX has outstanding 14.0 million depositary shares representing 700,000 shares of its Step-Up Convertible Preferred Stock. Each depositary share has a cumulative $1.75 annual cash dividend (payable quarterly) and a $25 liquidation preference, and is convertible at the option of the holder into 0.835 shares of FCX Class A common stock. FCX may redeem these depositary shares at $25 per share (payable in FCX Class A common stock, cash or a combination of both, at FCX's option) plus accrued and unpaid dividends.

Stock Award Plans. FCX's Adjusted Stock Award Plan provided for the issuance of certain stock awards to employees, officers and directors of Freeport-McMoRan Inc. (FTX), the former parent of FCX, in connection with FTX's distribution of FCX shares to its shareholders in 1995. Under this plan, FCX made a one-time grant of awards to purchase up to 10.7 million Class B common shares, including stock appreciation rights (SARs), at prices equivalent to the original FTX price at date of grant as adjusted for the proportionate market value of FCX shares at the time of the distribution. All options granted under this plan expire 10 years from the original FTX date of grant.

FCX's 1995 Stock Option Plan (the 1995 Plan) provides for the issuance of stock options and other stock-based awards (including SARs) for up to 10 million Class B common shares at no less than market value at the time of grant. FCX's 1995 Stock Option Plan for Non-Employee Directors (the Director Plan) authorizes FCX to grant options to purchase up to 2 million shares. Options granted under the Director Plan are exercisable in 25 percent annual increments beginning one year from the date of grant. For options granted under the Director Plan, FCX will pay cash to the option holder equal to an amount based on the maximum individual federal income tax rate in effect at the time of exercise.

FCX's 1999 Stock Incentive Plan (the 1999 Plan) provides for the issuance of stock options, restricted stock and other stock-based awards. The 1999 Plan allows FCX to grant awards for up to 8 million common shares (3.2 million Class A common shares and 4.8 million Class B common shares) to eligible participants. FCX granted 0.2 million shares of restricted stock in 2001 and 0.2 million shares in 2000 that vest ratably over three years.

Awards granted under all of the plans generally expire 10 years after the date of grant. Awards for 4.6 million shares under the 1999 Plan, 1.3 million shares under the Director Plan and no shares under the 1995 Plan were available for new grants as of December 31, 2001. A summary of stock options outstanding, including 0.6 million SARs, follows:

	2001		2000		1999	
	Number of Options	Weighted Average Option Price	Number of Options	Weighted Average Option Price	Number of Options	Weighted Average Option Price
Balance at January 1	**15,066,702**	**$19.14**	14,060,224	$19.23	11,430,582	$21.98
Granted	**1,384,228**	**11.42**	1,967,054	17.57	3,965,500	11.48
Exercised	**(57,125)**	**10.46**	(146,687)	14.78	(87,345)	15.28
Expired/Forfeited	**(682,109)**	**17.91**	(813,889)	17.69	(1,248,513)	20.08
Balance at December 31	**15,711,696**	**18.55**	15,066,702	19.14	14,060,224	19.23

In 1998, two FCX executive officers were granted stock options under the 1995 Plan to purchase a total of 2.6 million shares of FCX stock at $19.03 per share. The options may be exercised at any time through March 2006 and were granted in return for a five-year cap on their cash incentive compensation. Summary information of stock options outstanding at December 31, 2001, excluding SARs, follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Life	Weighted Average Option Price	Number of Options	Weighted Average Option Price
$9.09 to $12.66	4,131,625	8 years	$10.30	1,598,125	$9.93
$13.78 to $20.48	8,556,096	7 years	18.49	7,317,146	18.78
$20.76 to $30.44	899,281	5 years	27.89	899,281	27.89
$32.06 to $35.50	1,545,875	4 years	35.21	1,545,875	35.21
	15,132,877			11,360,427	

FCX has adopted the disclosure-only provisions of SFAS 123,"Accounting for Stock-Based Compensation" and continues to apply APB Opinion No. 25,"Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans. FCX recognized a $0.2 million charge in 2001, a $1.5 million gain in 2000 and a $1.4 million charge in 1999 for its outstanding SARs and grants under the Director Plan, which have the same accounting treatment as SARs, because of fluctuations in FCX's common stock price. Had compensation cost for FCX's stock option grants, excluding SARs, been determined based on the value at the grant dates for awards under those plans pursuant to the requirements of SFAS 123, FCX's net income would have been reduced by $6.0 million to $70.5 million ($0.49 per share) in 2001, by $7.3 million to $32.2 million ($0.21 per share) in 2000 and by $6.0 million to $94.7 million ($0.58 per share) in 1999.

For the pro forma computations, the values of the option grants were calculated on the dates of grant using the Black-Scholes option-pricing model. The weighted average fair value for stock option grants was $6.30 per option in 2001, $9.44 per option in 2000 and $5.96 per option in 1999. The weighted average assumptions used include a risk-free interest rate of 5.2 percent in 2001, 6.7 percent in 2000 and 5.1 percent in 1999; expected volatility of 47 percent in 2001, 44 percent in 2000 and 41 percent in 1999; no annual dividends; and expected lives of 7 years. The pro forma effects on net income are not representative of future years because of the potential changes in the factors used in calculating the Black-Scholes valuation and the number and timing of option grants. No other discounts or restrictions related to vesting or the likelihood of vesting of stock options were applied.

NOTE 8 INCOME TAXES

The components of FCX's deferred taxes follow (in thousands):

December 31,	**2001**	2000
Deferred tax asset:		
Foreign tax credits	**$ 286,130**	$ 255,500
U.S. alternative minimum tax credits	**70,644**	65,294
Atlantic Copper net operating loss carryforwards	**84,492**	72,702
Intercompany profit elimination	**11,085**	15,644
Valuation allowance	**(441,266)**	(393,496)
Total deferred tax asset	**11,085**	15,644
Deferred tax liability:		
Property, plant and equipment	**(587,143)**	(552,869)
Undistributed earnings in PT Freeport Indonesia	**(60,700)**	(35,375)
Other	**(34,257)**	(26,936)
Total deferred tax liability	**(682,100)**	(615,180)
Net deferred tax liability	**$(671,015)**	$(599,536)

FCX has provided a valuation allowance equal to its tax credit carryforwards ($356.8 million at December 31, 2001 and $320.8 million at December 31, 2000) as these would only be used should FCX be required to pay regular U.S. tax, which is considered unlikely for the foreseeable future and the foreign tax credits expire after five years. Atlantic Copper is subject to taxation in Spain and has not generated significant taxable income in recent years. FCX has provided a valuation allowance equal to the future tax benefits resulting from Atlantic Copper net operating losses totaling $241.4 million at December 31, 2001, and $207.7 million at December 31, 2000, which expire through the year 2016.

PT Freeport Indonesia's Indonesian income tax returns have been audited through 1994 and the 1997 and 1998 returns are currently under examination. FCX's provision for income taxes consists of the following (in thousands):

	2001	2000	1999
Current income taxes:			
Indonesian	**$129,962**	$106,587	$127,828
United States and other	**5,931**	3,832	7,721
	135,893	110,419	135,549
Deferred Indonesian taxes	**67,086**	49,154	60,104
	$202,979	$159,573	$195,653

Differences between income taxes computed at the contractual Indonesian tax rate and income taxes recorded follow (dollars in thousands):

	2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes computed at the contractual Indonesian tax rate	**$125,572**	**35%**	$ 95,634	35%	$133,292	35%
Indonesian withholding tax on:						
Earnings/dividends	**25,652**	**7**	18,095	6	23,878	6
Interest	**1,899**	**1**	2,776	1	2,829	—
Increase (decrease) attributable to:						
Intercompany interest expense	**(6,153)**	**(2)**	(7,168)	(3)	(11,444)	(3)
Parent company costs	**32,083**	**9**	28,981	11	37,568	10
U.S. alternative minimum tax	**5,800**	**2**	4,600	2	7,400	2
Atlantic Copper net loss (income)	**15,075**	**4**	10,467	4	(1,836)	—
Other, net	**3,051**	**1**	6,188	2	3,966	1
Provision for income taxes	**$202,979**	**57%**	$159,573	58%	$195,653	51%

NOTE 9 TRANSACTIONS WITH AFFILIATES AND EMPLOYEE BENEFITS

Management Services Agreement. FM Services Company, owned 50 percent by FCX, provides certain administrative, financial and other services on a cost-reimbursement basis under a management services agreement. These costs, which include related overhead, totaled $24.3 million in 2001, $27.6 million in 2000 and $25.8 million in 1999. Management believes these costs do not differ materially from the costs that would have been incurred had the relevant personnel providing these services been employed directly by FCX.

PT Smelting. PT Smelting, an Indonesian company, operates a smelter/refinery in Gresik, Indonesia, with a stated production capacity of 200,000 metric tons of copper metal per year. PT Freeport Indonesia, Mitsubishi Materials Corporation (Mitsubishi Materials), Mitsubishi Corporation (Mitsubishi) and Nippon Mining & Metals Co., Ltd. (Nippon) own 25 percent, 60.5 percent, 9.5 percent and 5 percent, respectively, of the outstanding PT Smelting common stock. PT Freeport Indonesia provides nearly all of PT Smelting's copper concentrate requirements. For the first 15 years of PT Smelting's operations beginning December 1998, the treatment and refining charges on the majority of the concentrate PT Freeport Indonesia supplies will not fall below a specified minimum rate, currently $0.23 per pound, which has been the rate since the commencement of operations in 1998 and is the expected rate for 2002. PT Freeport Indonesia has also agreed to assign its earnings in PT Smelting to support a 13 percent cumulative annual return to Mitsubishi Materials, Mitsubishi and Nippon for the first 20 years of commercial operations, which began in December 1998.

Pension Plans and Other Benefits. During 2000, FCX decided to terminate its defined benefit pension plan covering substantially all U.S. and certain overseas employees and replace this plan with a defined contribution plan, as further discussed below. All participants' account balances in the plan were fully vested on June 30, 2000, and interest credits will continue to accrue under the plan until the assets are finally liquidated. The final distribution will occur once approved by the Internal Revenue Service and the Pension Benefit Guaranty Corporation. FCX also provides certain health care and life insurance benefits (Other Benefits) for retired employees. FCX has the right to modify or terminate these benefits.

PT Freeport Indonesia has a defined benefit pension plan denominated in Indonesian rupiahs covering substantially all of its Indonesian national employees. PT Freeport Indonesia funds the plan in accordance with Indonesian pension guidelines. The pension obligation was valued at an exchange rate of 10,160 rupiahs to one U.S. dollar on December 31, 2001, and 9,215 rupiahs to one U.S. dollar on December 31, 2000. New labor laws in Indonesia require that companies provide a minimum level of benefits to employees upon employment termination based on the reason for termination and the employee's years of service. PT Freeport Indonesia's pension benefit disclosures for 2001, as shown below, include the impact of the new law as a plan amendment. Information on the FCX and PT Freeport Indonesia plans follows (dollars in thousands):

	Pension Benefits				Other Benefits	
	FCX Plan		PT Freeport Indonesia Plan		FCX	
	2001	2000	**2001**	2000	**2001**	2000
Change in benefit obligation:						
Benefit obligation at beginning of year	**$(17,718)**	$(13,581)	**$(12,720)**	$(14,056)	**$ (842)**	$ (860)
Service cost	**—**	(301)	**(1,072)**	(1,056)	**(71)**	(15)
Interest cost	**(756)**	(896)	**(1,237)**	(1,070)	**(105)**	(30)
Plan amendment	**616**	—	**(2,590)**	—	**—**	—
Curtailment loss	**—**	(1,000)[a]	**—**	—	**—**	—
Actuarial gains (losses)	**—**	(2,979)	**(2,563)**	(1,078)	**(821)**	7
Foreign exchange gain	**—**	—	**1,154**	3,640	**—**	—
Participant contributions	**—**	—	**—**	—	**(40)**	—
Benefits paid	**722**	1,039	**494**	900	**125**	56
Benefit obligation at end of year	**(17,136)**	(17,718)	**(18,534)**	(12,720)	**(1,754)**	(842)
Change in plan assets:						
Fair value of plan assets at beginning of year	**10,189**	10,704	**7,279**	6,920	**—**	—
Actual return on plan assets	**279**	524	**1,194**	673	**—**	—
Employer/participant contributions	**3,000**	—	**1,957**	2,491	**125**	56
Foreign exchange loss	**—**	—	**(680)**	(1,905)	**—**	—
Benefits paid	**(722)**	(1,039)	**(494)**	(900)	**(125)**	(56)
Fair value of plan assets at end of year	**12,746**	10,189	**9,256**	7,279	**—**	—
Funded status	**(4,390)**	(7,529)	**(9,278)**	(5,441)	**(1,754)**	(842)
Unrecognized net actuarial (gain) loss	**—**	—	**4,089**	2,080	**(361)**	(1,239)
Unrecognized prior service cost	**—**	—	**4,120**	1,937	**(249)**	(291)
Minimum liability adjustment	**—**	—	**(741)**	—	**—**	—
Accrued benefit cost	**$ (4,390)**	$ (7,529)	**$ (1,810)**	$ (1,424)	**$(2,364)**	$(2,372)
Weighted-average assumptions (percent):						
Discount rate	**N/A[a]**	N/A[a]	**11.00**	11.00	**7.25**	7.50
Expected return on plan assets	**N/A[a]**	N/A[a]	**12.00**	12.00	**—**	—
Rate of compensation increase	**N/A[a]**	N/A[a]	**9.00**	9.00	**—**	—

a. As discussed above, FCX has elected to terminate its defined benefit pension plan, resulting in a $1.0 million curtailment loss, and ceased accruing benefits on June 30, 2000.

The initial health care cost trend rate used for the other benefits was 11 percent for 2002, decreasing ratably each year until reaching 5 percent in 2008. A one-percentage-point increase or decrease in assumed health care cost trend rates would not have a significant impact on total service or interest cost.

The components of net periodic benefit cost for FCX's plans follow (in thousands):

	Pension Benefits			Other Benefits		
	2001	2000	1999	**2001**	2000	1999
Service cost	**$ —**	$ 301	$ 852	**$ 71**	$ 15	$ 42
Interest cost	**756**	896	905	**105**	30	60
Curtailment loss	**—**	1,000	—	**—**	—	—
Expected return on plan assets	**(279)**	(884)	(672)	**—**	—	—
Amortization of prior service cost	**—**	(633)	(147)	**(42)**	(42)	(47)
Amortization of net actuarial gain	**—**	(109)	(227)	**(56)**	(15)	(147)
Amortization of transition asset	**—**	(29)	(58)	**—**	—	—
Net periodic benefit cost	**$ 477**	$ 542	$ 653	**$ 78**	$ (12)	$ (92)

The components of net periodic benefit cost for PT Freeport Indonesia's plan follow (in thousands):

	2001	2000	1999
Service cost	**$ 1,072**	$ 1,056	$ 1,061
Interest cost	**1,237**	1,070	2,688
Expected return on plan assets	**(887)**	(810)	(1,199)
Amortization of prior service cost	**237**	291	315
Amortization of net actuarial loss	**63**	—	—
Net periodic benefit cost	**$ 1,722**	$ 1,607	$ 2,865

Atlantic Copper has an unfunded contractual obligation denominated in euros to supplement amounts paid to retired employees. The accrued liability was based on corresponding exchange rates of $0.88 per euro at December 31, 2001, and $0.93 per euro at December 31, 2000. Amended Spanish legislation requires that Atlantic Copper begin funding this obligation through a third party in November 2002. The actuarial valuation of this obligation was $69.5 million at December 31, 2001, and $73.1 million at December 31, 2000, based on a discount rate of 6 percent. Other information on the Atlantic Copper obligation follows (in thousands):

	2001	2000	1999
Change in benefit obligation:			
Benefit obligation at beginning of year	**$ 60,599**	$ 63,788	$ 72,300
Interest cost	**4,932**	6,883	7,102
Foreign exchange gain	**(2,559)**	(4,104)	(8,840)
Benefits paid	**(5,739)**	(5,968)	(6,774)
Benefit obligation at end of year	**$ 57,233**	$ 60,599	$ 63,788

FCX has an employee savings plan under Section 401(k) of the Internal Revenue Code that generally allows eligible employees to contribute up to 50 percent of their pre-tax compensation, but no more than $11,000. FCX matches 100 percent of the first 5 percent of the employees' contribution. As a result of FCX's decision to terminate its defined benefit pension plan effective July 1, 2000, FCX fully vested its matching contributions for all active Section 401(k) plan participants on June 30, 2000. Subsequently, all new plan participants vest in FCX's matching contributions upon three years of service with FCX.

During 2000, FCX also established an additional defined contribution plan for substantially all its employees following its decision to terminate its defined benefit pension plan. Under this plan, FCX contributes amounts to individual accounts totaling either 4 percent or 10 percent of each employee's pay, depending on a combination of each employee's age and years of service with FCX. The costs charged to operations for FCX's employee savings plan and defined contribution plan totaled $1.0 million in 2001, $0.8 million in 2000 and $0.7 million in 1999. FCX has other employee benefit plans, certain of which are related to FCX's performance, which costs are recognized currently in general and administrative expense. Atlantic Copper adopted a defined contribution employee plan in 2001 and recorded charges totaling $7.0 million in 2001 for past service costs related to this plan.

NOTE 10 COMMITMENTS AND CONTINGENCIES

Environmental, Reclamation and Mine Closure. FCX has an environmental policy committing it not only to compliance with federal, state and local environmental statutes and regulations, but also to continuous improvement of its environmental performance at every operational site. FCX believes that its operations are being conducted pursuant to applicable permits and are in compliance in all material respects with applicable environmental laws, rules and regulations. FCX incurred environmental capital expenditures and other environmental costs totaling $78.2 million in 2001, $106.1 million in 2000 and $73.3 million in 1999.

The ultimate amount of reclamation and closure costs to be incurred at PT Freeport Indonesia's operations will be determined after consultation with the Indonesian government, affected local residents and other affected parties and thus cannot currently be projected with precision. PT Freeport Indonesia's best estimate at this time is that ultimate reclamation and closure costs may require in excess of $100 million but are not expected to exceed $150 million. Estimates of reclamation and closure costs involve complex issues requiring integrated assessments over a period of many years and are subject to revision over time as more complete studies are performed. Some reclamation costs will be incurred during mining activities, while most closure costs and the remaining reclamation costs will be incurred at the end of mining activities, which are currently estimated to continue for more than 30 years. Included in other liabilities at December 31, 2001, PT Freeport Indonesia had $24.1 million accrued on a unit-of-production basis for mine closure and reclamation costs. FCX's accounting for mine closure and reclamation costs will change in 2003 based on SFAS 143, "Accounting for Asset Retirement Obligations" issued in July 2001. PT Freeport Indonesia is working on a study of its retirement obligations that will be used to assess the impact of adopting SFAS 143.

In 1996, PT Freeport Indonesia began contributing to a cash fund ($3.3 million balance at December 31, 2001) designed to accumulate at least $100 million by the end of its Indonesian mining activities. PT Freeport Indonesia plans to use this fund, including accrued interest, to pay for the above-mentioned mine closure and reclamation costs. Any incremental costs in excess of the $100 million fund are expected to be incurred throughout the life of the mine and would be funded by operational cash flow or the sale of assets, as needed. An increasing emphasis on environmental issues and future changes in regulations could require FCX to incur additional costs that would be charged against future operations. Estimates involving environmental matters are by their nature imprecise and can be expected to be revised over time because of changes in government regulations, operations, technology and inflation.

Contract of Work. FCX is entitled to mine under the "Contract of Work" between PT Freeport Indonesia and the Government of Indonesia. The original Contract of Work was entered into in 1967 and was superceded by a new Contract of Work in 1991. The initial term of the current Contract of Work expires in 2021, but can be extended by PT Freeport Indonesia for two 10-year periods, subject to Indonesian government approval, which cannot be withheld or delayed unreasonably. Given the importance of contracts of work under the Indonesian legal system and PT Freeport Indonesia's 30 years of working with the Indonesian government, which included entering into the Contract of Work in 1991 before the expiration of the 1967 Contract of Work, PT Freeport Indonesia fully expects that the government will approve the extensions as long as it continues to comply with the terms of the Contract of Work.

Social and Economic Development Programs. FCX has a comprehensive social, employment and human rights policy to ensure that its operations are conducted in a manner respecting basic human rights, the laws and regulations of the host country, and the culture of the people who are indigenous to the areas in which FCX operates. In 1996, PT Freeport Indonesia established the Freeport Fund for Irian Jaya Development (FFIJD), through which PT Freeport Indonesia has made available funding and expertise to support the economic and social development of the area. PT Freeport Indonesia has committed to provide one percent of its annual revenue for ten years beginning in mid-1996 for the development of the local people through the FFIJD. PT Freeport Indonesia charged $14.1 million in 2001, $14.1 million in 2000 and $14.7 million in 1999 to production costs for this commitment.

Long-Term Contracts. Atlantic Copper has contracts with parties other than PT Freeport Indonesia to purchase concentrate totaling 296,000 metric tons in 2002, 220,000 metric tons in 2003, 134,000 metric tons in 2004, 140,000 metric tons in 2005 and 20,000 metric tons in 2006, at market prices.

Share Purchase Program. In June 2000, FCX's Board of Directors authorized a 20-million-share increase in FCX's open market share purchase program, bringing the total shares approved for purchase under this program to 80 million. From inception of this program in July 1995 through December 31, 2001, FCX has purchased a total of 70.7 million shares for $1.24 billion (an average of $17.53 per share) and 9.3 million shares remained available under the program. FCX's amended credit facilities prohibit common stock purchases (see Note 5).

NOTE 11 FINANCIAL INSTRUMENTS

Summarized below are financial instruments whose carrying amounts are not equal to their fair value and unmatured derivative financial instruments at December 31, 2001, and 2000 (in thousands). Fair values are based on quoted market prices and other available market information.

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Commodity contracts:				
Open contracts in asset position	$ 94	$ 94	$ —	$ 85
Redeemable preferred stock (Note 6)	(462,504)	(254,219)	(475,005)	(201,910)
Concentrate sales contracts embedded derivatives	1,154	1,154	—	—
Foreign exchange contracts:				
$U.S./euro	(14,832)	(14,832)	(11,514)	(11,514)
$U.S./Australian dollar	—	—	(2,244)	(2,244)
$U.S./Indonesian rupiah	4,754	4,754	27	27
Long-term debt (Note 5)	(2,338,600)	(2,361,077)	(2,190,025)	(2,076,672)
Interest rate swap contracts	(3,259)	(3,259)	—	(982)

FCX and its subsidiaries adopted SFAS 133 on January 1, 2001; therefore, amounts reported in 2001 earnings for derivative financial instruments are based on different accounting treatment than the amounts reported for 2000 and 1999. Prior to 2001, changes in the market value of foreign currency exchange contracts were included in current earnings. Beginning in 2001, changes in the fair value of unrealized derivative contracts, including foreign currency exchange contracts that qualify as hedges, are not reported in current earnings, but are included in other comprehensive income (see Note 1). A recap of gains (losses) charged to earnings for redeemable preferred stock redemptions, derivative contracts and embedded derivatives follows (in millions):

	2001	2000	1999
FCX:			
Silver-Denominated preferred stock	$ 2.1	$ 0.6	$ 0.6
PT Freeport Indonesia:			
Foreign currency exchange contracts	(0.7)	(5.3)	3.1
Forward copper contracts	—	1.7	0.8
Concentrate sales contracts embedded derivatives	(36.4)	—[a]	—[a]
Interest rate contracts	—	—	(0.3)
Atlantic Copper:			
Foreign currency exchange contracts	(3.0)	(16.4)	(14.9)
Forward copper contracts	4.7	0.1	(2.4)
Interest rate contracts	(1.1)	0.9	(0.8)

a. Embedded derivatives in PT Freeport Indonesia's concentrate sales contracts did not require separate accounting before 2001; instead, revenues were adjusted to current prices on provisionally priced open pounds.

Commodity Contracts. From time to time, PT Freeport Indonesia has entered into forward and option contracts to hedge the market risk associated with fluctuations in the prices of commodities it sells. The primary objective of these contracts has been to set a minimum price and the secondary objective is to retain market upside, if available at a reasonable cost. As of December 31, 2001, FCX had no price protection contracts relating to its mine production. FCX has outstanding gold- and silver-denominated redeemable preferred stock with dividends and redemption amounts determined by commodity prices. FCX elected to continue its historical accounting for its redeemable preferred stock indexed to commodities under the provisions of SFAS 133 which allow such instruments issued before January 1, 1998, to be excluded from those instruments required to be adjusted for changes in their fair values. Therefore, FCX's redeemable preferred stock is recorded at its original issue value less redemptions, and totaled $462.5 million at December 31, 2001. FCX expects to refinance or restructure certain of its redeemable preferred stock, which likely will require FCX to change its accounting (see Notes 1 and 6).

Certain of PT Freeport Indonesia's concentrate sales contracts allow for final pricing in future periods. Under SFAS 133, these pricing terms cause a portion of the contracts to be considered embedded derivatives which must be recorded at fair value. Prior to January 1, 2001, PT Freeport Indonesia adjusted the revenues from these embedded derivatives based on then-current spot prices on or near each reporting date. Effective January 1, 2001, PT Freeport Indonesia began adjusting the revenues from these embedded derivatives to reflect fair value based on forward prices for the final pricing periods on each reporting date. Changes in the fair value of these embedded derivatives are recorded in current period revenues.

Atlantic Copper enters into forward copper contracts designed to hedge its copper price risk whenever its physical purchases and sales pricing periods do not match. Although these contracts are intended to hedge against changes in copper prices, they do not qualify for hedge accounting treatment under SFAS 133 because Atlantic Copper bases its hedging contracts on its net sales/purchases position and contracts to hedge a net position do not qualify for hedge accounting under SFAS 133. At December 31, 2001, Atlantic Copper held forward copper sales contracts for 10.9 million pounds at an average price of $0.66 per pound through January 2002.

Foreign Currency Exchange Contracts. PT Freeport Indonesia and Atlantic Copper enter into foreign currency forward contracts to hedge the market risks of their forecasted costs denominated in a currency other than the U.S. dollar, their functional currency. The primary objective of these contracts is either to lock-in an exchange rate or to minimize the impact of adverse exchange rate changes.

As of December 31, 2001, PT Freeport Indonesia had foreign currency forward contracts to hedge 479.8 billion of rupiah payments, or approximately 50 percent of its aggregate projected 2002 rupiah payments at an average exchange rate of 12,643 rupiahs to one U.S. dollar. Atlantic Copper had foreign currency forward contracts to hedge 126.2 million of euro payments, or approximately 60 percent of its projected 2002 and 2003 euro payments at an average exchange rate of $1.01 per euro. PT Freeport Indonesia and Atlantic Copper have designated their foreign currency forward contracts as cash flow hedges. As of December 31, 2001, FCX expects to reclass $2.3 million of losses to 2002 earnings related to its outstanding foreign currency forward contracts. There was no hedge ineffectiveness for the outstanding contracts at December 31, 2001.

Debt and Interest Rate Contracts. FCX, PT Freeport Indonesia and Atlantic Copper entered into interest rate swaps to manage exposure to interest rate changes on a portion of their variable-rate debt. The primary objective of these contracts is to lock-in an interest rate considered to be favorable. PT Freeport Indonesia's contracts matured in December 1999 and FCX's contracts matured in January 2000. Under the terms of its swaps, Atlantic Copper pays an average of 6.6 percent on $59.6 million of financing at December 31, 2001, reducing quarterly through March 2004. Atlantic Copper will pay an average of 7.3 percent on an average of $56.4 million in 2002, 5.7 percent on an average of $47.8 million in 2003 and 6.0 percent on $41.5 million in the first quarter of 2004. Interest on comparable floating rate debt averaged 4.5 percent in 2001, 6.5 percent in 2000 and 5.4 percent in 1999, resulting in additional interest costs totaling $1.1 million in 2001, a $0.9 million reduction in 2000 and additional interest costs of $1.1 million in 1999. Atlantic Copper has designated its interest rate swap contracts as cash flow hedges and no ineffectiveness is expected from these hedges. As of December 31, 2001, FCX expects to reclass $2.7 million of losses to 2002 earnings related to its outstanding interest rate swap contracts.

At December 31, 2001, FCX had an outstanding letter of credit totaling $104.4 million related to its guarantee of the Nusamba loan (Note 2). Atlantic Copper is a party to letters of credit totaling $9.5 million at December 31, 2001. Fair value of these letters of credit approximates their face value at December 31, 2001.

NOTE 12 SEGMENT INFORMATION

FCX follows SFAS 131, "Disclosures About Segments of an Enterprise and Related Information" which requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. FCX has two operating segments: "mining and exploration" and "smelting and refining." The mining and exploration segment includes PT Freeport Indonesia's copper and gold mining operations in Indonesia and FCX's Indonesian exploration activities. The smelting and refining segment includes Atlantic Copper's operations in Spain and PT Freeport Indonesia's equity investment in PT Smelting in Gresik, Indonesia. The segment data presented below were prepared on the same basis as the consolidated FCX financial statements.

(In Thousands)	Mining and Exploration	Smelting And Refining	Eliminations and Other	FCX Total
2001				
Revenues	**$1,414,114[a]**	**$758,282**	**$(333,530)**	**$1,838,866**
Production and delivery	**545,858**	**738,618**	**(341,037)[b]**	**943,439**
Depreciation and amortization	**251,835**	**27,262**	**4,792**	**283,889**
Exploration expenses	**8,496**	**—**	**694**	**9,190**
General and administrative expenses	**44,470**	**8,384**	**6,568**	**59,422**
Operating income (loss)	**$ 563,455**	**$ (15,982)**	**$ (4,547)**	**$ 542,926**
Interest expense, net	**$ 95,238**	**$ 25,279**	**$ 53,078**	**$ 173,595**
Provision for income taxes	**$ 170,013**	**$ —**	**$ 32,966**	**$ 202,979**
Capital expenditures	**$ 154,396**	**$ 10,599**	**$ 1,977**	**$ 166,972**
Total assets	**$3,191,053**	**$649,422[c]**	**$ 371,454**	**$4,211,929**
2000				
Revenues	$ 1,413,099[a]	$ 768,814	$ (313,303)	$ 1,868,610
Production and delivery	608,107	734,083	(329,228)[b]	1,012,962
Depreciation and amortization	250,864	27,989	4,703	283,556
Exploration expenses	7,318	—	1,531	8,849
General and administrative expenses	56,779	8,426	5,745	70,950
Operating income (loss)	$ 490,031	$ (1,684)	$ 3,946	$ 492,293
Interest expense, net	$ 133,804	$ 25,411	$ 46,131	$ 205,346
Provision for income taxes	$ 131,442	$ —	$ 28,131	$ 159,573
Capital expenditures	$ 155,187	$ 20,477	$ 1,012	$ 176,676
Total assets	$ 3,290,026	$ 677,851[c]	$ (17,136)	$ 3,950,741
1999				
Revenues	$ 1,464,811[a]	$ 764,466	$ (341,949)	$ 1,887,328
Production and delivery	534,119	723,966	(323,536)[b]	934,549
Depreciation and amortization	259,372	29,373	4,468	293,213
Exploration expenses	9,330	—	1,296	10,626
General and administrative expenses	52,410	9,572	8,642	70,624
Operating income (loss)	$ 609,580	$ 1,555	$ (32,819)	$ 578,316
Interest expense, net	$ 137,787	$ 27,020	$ 29,262	$ 194,069
Provision for income taxes	$ 175,581	$ —	$ 20,072	$ 195,653
Capital expenditures	$ 150,596	$ 9,807	$ 419	$ 160,822
Total assets	$ 3,432,068	$ 709,432[c]	$ (58,584)	$ 4,082,916

a. *Includes PT Freeport Indonesia sales to PT Smelting totaling $374.1 million in 2001, $343.3 million in 2000 and $252.6 million in 1999.*

b. *Includes (recognition) deferrals of intercompany profits on 25 percent of PT Freeport Indonesia's sales to PT Smelting, for which the final sale has not occurred, totaling $(6.2) million in 2001, $2.0 million in 2000 and $8.0 million in 1999.*

c. *Includes PT Freeport Indonesia's equity investment in PT Smelting totaling $57.2 million at December 31, 2001, $56.2 million at December 31, 2000 and $66.1 million at December 31, 1999.*

Through its operating subsidiaries, FCX markets its products worldwide primarily pursuant to the terms of long-term contracts. As a percentage of consolidated revenues, revenues under long-term contracts totaled 91 percent in 2001, 94 percent in 2000 and 89 percent in 1999. The only customers under long-term contracts with over ten percent of revenues in at least one of the past three years are a group of Japanese smelting companies with 11 percent in 2000 and 1999, and PT Smelting with 20 percent in 2001, 19 percent in 2000 and 13 percent in 1999. Beginning in 2001 PT Freeport Indonesia began marketing its product through individual agreements with the various Japanese smelting companies. None of these agreements individually account for over ten percent of FCX's consolidated revenues. There are several other long-term agreements in place, each representing less than ten percent of FCX consolidated sales. Certain terms of these long-term contracts are negotiated annually.

FCX revenues attributable to various countries based on the location of the customer follow (in thousands):

	2001	2000	1999
Indonesia (PT Smelting)	$ 374,050	$ 343,293	$ 252,586
Spain	357,865	371,665	328,720
Japan	283,577	302,040	358,556
Switzerland	221,865	199,419	219,250
United States	146,338	92,411	187,731
Others	455,171	559,782	540,485
Total	$ 1,838,866	$ 1,868,610	$ 1,887,328

FCX revenues attributable to the products it produces follow (in thousands):

	2001	2000	1999
Copper in concentrates[a]	$ 548,821	$ 682,347	$ 618,229
Gold in concentrates	544,694	413,581	504,417
Silver in concentrates	14,207	13,544	14,336
Refined copper products	544,889	599,685	548,365
Gold and silver in slimes	189,142	153,420	196,217
Royalties	(24,302)	(20,162)	(20,502)
Other	21,415	26,195	26,266
	$ 1,838,866	$ 1,868,610	$ 1,887,328

a. Amounts are net of treatment and refining charges totaling $200.3 million for 2001, $202.0 million for 2000 and $214.1 million for 1999.

NOTE 13 SUPPLEMENTARY MINERAL RESERVE INFORMATION (UNAUDITED)

Proven and probable reserves were determined by the use of mapping, drilling, sampling, assaying and evaluation methods generally applied in the mining industry, as more fully discussed below. The term "reserve," as used in our reserve data presented here, means that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination. The term "proven reserves" means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the result of detailed sampling and (c) the sites for inspection, sampling and measurements are spaced so closely and the geologic character is sufficiently defined that size, shape, depth and mineral content of reserves are well established. The term "probable reserves" means reserves for which quantity and grade are computed from information similar to that used for proven reserves but the sites for sampling are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

All of PT Freeport Indonesia's current aggregate proven and probable reserves, shown below, are located in Block A of PT Freeport Indonesia's Contract of Work. The initial term of the Contract of Work covering Block A expires at the end of 2021. PT Freeport Indonesia can extend this term for two successive 10-year periods, subject to the approval of the Indonesian government, which cannot be withheld or delayed unreasonably. PT Freeport Indonesia's reserve amounts reflect its estimates of the reserves that can be recovered before 2041 (the expiration of the two 10-year extensions). PT Freeport Indonesia's current mine plan has been developed and its operations are based on receiving the two 10-year extensions. As a result, PT Freeport Indonesia does not anticipate the mining of all of its reserves prior to the end of 2021 based on its current mine plan, and there can be no assurance that the Indonesian government will approve the extensions. Prior to the end of 2021, under its current mine plan PT Freeport Indonesia expects to mine approximately 63 percent of aggregate proven and probable ore, representing approximately 71 percent of its share of recoverable copper reserves and approximately 77 percent of its share of recoverable gold reserves.

Year-End	Ore	Average Ore Grade Per Metric Ton Copper	Gold		Silver		Proven and Probable Recoverable Reserves Copper	Gold	Silver
	(Thousand Metric Tons)	*(%)*	*(Grams)*	*(Ounces)*	*(Grams)*	*(Ounces)*	*(Billions of Lbs.)*	*(Millions of Ozs.)*	*(Millions of Ozs.)*
1997	2,166,212	1.20	1.20	.039	3.95	.127	47.1	62.7	138.4
1998	2,475,478	1.13	1.05	.034	3.83	.123	51.3	64.2	153.1
1999	2,395,175	1.13	1.05	.034	3.85	.124	49.9	61.6	148.8
2000	2,514,532	1.10	1.04	.033	3.40	.109	50.9	63.7	139.6
2001	**2,583,883**	**1.13**	**1.05**	**.034**	**3.72**	**.120**	**52.5**	**64.5**	**151.6**
By ore body at December 31, 2001:									
Developed and producing:									
Grasberg open pit	**946,878**	**1.03**	**1.24**	**.040**	**2.45**	**.079**	**17.6**	**30.7**	**37.3**
Deep Ore Zone	**168,881**	**0.97**	**0.71**	**.023**	**5.28**	**.170**	**3.0**	**3.0**	**14.3**
Intermediate Ore Zone	**3,649**	**1.24**	**0.24**	**.008**	**8.33**	**.268**	**0.1**	—	**0.5**
Undeveloped:									
Grasberg block cave	**782,455**	**1.15**	**0.91**	**.029**	**2.90**	**.093**	**16.3**	**17.6**	**36.5**
Kucing Liar	**422,956**	**1.33**	**1.22**	**.039**	**6.04**	**.194**	**9.9**	**8.5**	**38.4**
Ertsberg Stockwork Zone	**100,731**	**0.55**	**0.80**	**.026**	**1.75**	**.056**	**1.0**	**2.0**	**2.8**
Mill Level Zone	**50,333**	**1.40**	**1.04**	**.033**	**4.88**	**.157**	**1.3**	**1.3**	**3.9**
Big Gossan	**37,349**	**2.69**	**1.02**	**.033**	**16.42**	**.528**	**1.8**	**0.9**	**9.9**
Dom block cave	**43,651**	**1.10**	**0.31**	**.010**	**5.94**	**.191**	**0.8**	**0.3**	**4.1**
Dom open pit	**27,000**	**1.80**	**0.43**	**.014**	**9.60**	**.309**	**0.7**	**0.2**	**3.9**
Total	**2,583,883**	**1.13**	**1.05**	**.034**	**3.72**	**.120**	**52.5**	**64.5**	**151.6**
PT Freeport Indonesia's share							**39.4**	**50.2**	**114.5**
FCX's equity share[a]							**35.7**	**45.5**	**103.8**

a. Reflects FCX's 90.6 percent ownership interest (see Note 2).

Estimated recoverable reserves were assessed using an average copper price of $0.87 per pound, an average gold price of $285 per ounce and a silver price of $5.00 per ounce. Using a copper price of $0.75 per pound and a gold price of $270 per ounce would have resulted in less than a one percent reduction in estimated recoverable copper and gold reserves.

Incremental cash flow attributable to the fourth concentrator mill expansion is shared 60 percent PT Freeport Indonesia and 40 percent Rio Tinto (Note 2). Incremental cash flow consists of amounts generated from production in excess of specified annual amounts based on the December 31, 1994, reserves and mine plan. The incremental revenues from production from the expansion and total revenues from production from Block A, including production from PT Freeport Indonesia's previously existing operations, share proportionately in operating, nonexpansion capital and administrative costs. PT Freeport Indonesia receives 100 percent of cash flow from its existing pre-expansion production facilities as specified by the contractual arrangements. PT Freeport Indonesia's estimated net share of recoverable reserves and FCX's equity interest follow:

Year-End	PT Freeport Indonesia Copper	Gold	Silver	FCX Copper	Gold	Silver
	(Billions of Lbs.)	*(Millions of Ozs.)*	*(Millions of Ozs.)*	*(Billions of Lbs.)*	*(Millions of Ozs.)*	*(Millions of Ozs.)*
1997	37.8	51.3	111.3	32.5	44.0	95.6
1998	40.0	51.6	119.1	34.3	44.3	102.3
1999	38.7	49.5	115.3	33.2	42.5	99.0
2000	38.9	50.3	108.5	33.4	43.2	93.2
2001	**39.4**	**50.2**	**114.5**	**35.7**[a]	**45.5**[a]	**103.8**[a]

a. Reflects FCX's 90.6 percent ownership interest (Note 2).

NOTE 14 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	Revenues	Operating Income	Net Income (Loss) Applicable to Common Stock	Net Income (Loss) Per Share Basic	Net Income (Loss) Per Share Diluted
(In Thousands, Except Per Share Amounts)					
2001					
1st Quarter	$ 447,087	$ 166,884	$ 38,039	$ .26	$ .26
2nd Quarter	538,259	175,675	36,292	.25	.25
3rd Quarter	441,238	110,913	4,248	.03	.03
4th Quarter	412,282	89,454[a]	(2,083)[a]	(.01)[a]	(.01)[a]
	$ 1,838,866	$ 542,926	$ 76,496	.53	.53
2000					
1st Quarter	$ 467,592	$ 119,410[b]	$ 9,241[b]	$ .06[b]	$ .06[b]
2nd Quarter	397,348	72,090	(18,613)	(.12)	(.12)
3rd Quarter	473,837	93,727[c]	(9,192)[c]	(.06)[c]	(.06)[c]
4th Quarter	529,833	207,066	58,064	.40	.40
	$ 1,868,610	$ 492,293	$ 39,500	.26	.26

a. *Includes net charges to operating and net income totaling $4.0 million ($0.03 per share) primarily for past service costs for an Atlantic Copper employee benefit plan.*

b. *Includes net charges totaling $5.0 million ($4.4 million to net income or $0.03 per share) consisting of $6.0 million for contribution commitments to support small business development programs within Papua and $0.5 million for personnel severance costs, partly offset by a $1.5 million reversal of costs for stock appreciation rights.*

c. *Includes charges totaling $5.6 million ($2.8 million to net income or $0.02 per share) for personnel severance costs.*

Report of Independent Public Accountants

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
FREEPORT-McMoRan COPPER & GOLD INC.:

We have audited the accompanying balance sheets of Freeport-McMoRan Copper & Gold Inc. (the Company), a Delaware Corporation, as of December 31, 2001 and 2000, and the related statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the financial statements, effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities."

Arthur Andersen LLP

New Orleans, Louisiana,
February 8, 2002 (except with respect to the payment of the Nusamba loan discussed in Note 2, as to which the date is February 27, 2002)

SHAREHOLDER INFORMATION

INVESTOR INQUIRIES

The Investor Relations Department will be pleased to receive any inquiries about the company's securities, including its common stock and depository shares, or about any phase of the company's activities. A copy of our Annual Report on Form 10-K filed with the Securities and Exchange Commission will be furnished, without charge, to any shareholder of the company entitled to vote at its annual meeting, upon request. The Investor Relations Department can be contacted at 1615 Poydras Street, New Orleans, LA 70112 (504) 582-4000. Questions about lost certificates, lost or missing dividend checks, or notifications of change of address should however be directed to the FCX transfer agent, registrar, and dividend disbursement agent:

Mellon Investor Services LLC
Overpeck Centre, 85 Challenger Road
Ridgefield Park, NJ 07660
Telephone (800) 953-2493

NOTICE OF ANNUAL MEETING

The annual meeting of shareholders will be held on May 2, 2002. Notice of the meeting, together with a proxy and a proxy statement, is being sent to shareholders. A post-meeting report summarizing the proceedings of the meeting will be available on our internet web site (www.fcx.com) within 10 days following the meeting. A copy of the report will be mailed at no charge to any shareholder requesting it.

COMMON SHARE DIVIDENDS

There were no cash dividends paid on common stock during 2000 and 2001.

FCX CLASS A COMMON SHARES

Our Class A common shares trade on the New York Stock Exchange (NYSE) under the symbol "FCX.A." The FCX.A share price is reported daily in the financial press under "FMCGA" in most listings of NYSE securities. At year-end 2001, the number of holders of record of Class A common shares was 5,802.

NYSE composite tape Class A common share price ranges during 2001 and 2000 were:

	2001		2000	
	High	**Low**	High	Low
First Quarter	**$13.200**	**$ 8.000**	$18.625	$11.000
Second Quarter	**15.400**	**10.030**	11.750	8.438
Third Quarter	**11.530**	**9.060**	9.875	8.000
Fourth Quarter	**13.500**	**8.750**	8.813	6.750

FCX CLASS B COMMON SHARES

Our Class B common shares trade on the NYSE under the symbol "FCX." The FCX share price is reported daily in the financial press under "FMCG" in most listings of NYSE securities. At year-end 2001, the number of holders of record of our Class B common shares was 9,803.

NYSE composite tape Class B common share price ranges during 2001 and 2000 were:

	2001		2000	
	High	**Low**	High	Low
First Quarter	**$14.690**	**$ 8.313**	$21.438	$12.063
Second Quarter	**17.150**	**11.050**	12.750	8.813
Third Quarter	**12.980**	**10.230**	10.625	8.188
Fourth Quarter	**14.240**	**9.400**	9.375	6.750

PROPOSED RECLASSIFICATION OF CLASS A AND CLASS B COMMON STOCKS

FCX's Board of Directors authorized and recommended to stockholders a proposal to reclassify the Class A and Class B common stocks into a single class on a one share-for-one share basis. The reclassification is intended to simplify the company's capital structure, enhance the ability to structure equity-based transactions, increase the trading liquidity of the common stock, and generate administrative cost savings. Stockholders will consider the proposal at the May 2, 2002, annual meeting of stockholders.

TAX WITHHOLDING - NONRESIDENT ALIEN STOCKHOLDERS

Nonresident aliens who own common or preferred stock in a U.S. corporation are generally subject to a federal withholding tax on 100 percent of the dividends paid on that stock. However, when 80 percent or more of a corporation's income is generated outside the United States, the withholding percentage is not calculated on 100 percent of the dividend but rather on that portion of the dividend attributable to income generated in the United States. FCX has determined that, for quarterly dividends paid in 2001 to nonresident alien shareholders, only 0.28 percent of the total dividend amount was subject to federal withholding tax. In addition, FCX has determined that, for quarterly dividends paid in 2002 to nonresident alien shareholders, none of the total dividend amount is subject to federal withholding tax.

WEB SITE

Additional information is available on our web site at "www.fcx.com."